The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated May 17, 2006

Prospectus Supplement (To Prospectus dated April 14, 2006)	Filed pursuant to Rule 424(b)(7).
The filing fee calculated in
accordance with Rule 457(r)
under the Securities Act of 1933
was previously transmitted to the
SEC in connection with the
prospectus supplement filed on
May 1, 2006 to the registration
statement (File No. 333-13303).

13,730,435 Shares

SBA Communications Corporation

Class A Common Stock

The selling shareholder named in this prospectus supplement is offering to sell up to 13,730,435 shares of our Class A common stock with this prospectus supplement and the accompanying prospectus.

SBA Communications Corporation will not receive any of the proceeds from this offering.

Our Class A common stock is quoted on the Nasdaq National Market System under the symbol “SBAC.” On May 16, 2006, the last reported sale price of our Class A common stock on the Nasdaq National Market was $24.33 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds to the selling shareholder (before expenses)	$	$

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 2,059,565 shares on the same terms and conditions as set forth above if the underwriters sell more than 13,730,435 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about May     , 2006.

Joint Book-Running Managers

LEHMAN BROTHERS	CITIGROUP

CREDIT SUISSE	JPMORGAN	RAYMOND JAMES

JANCO PARTNERS

            , 2006

Prospectus Supplement

Prospectus

S-i

About this Prospectus Supplement

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement, the accompanying prospectus and any additional prospectus supplements or free writing prospectuses, if necessary. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of Class A common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our Class A common stock.

This document is in two parts. The first part is this prospectus supplement, which adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of Class A common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

At varying places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of the documents for additional information by indicating the caption heading of the other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the Table of Contents on the preceding page. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

When used in this prospectus supplement, the terms “SBA,” “we,” “our,” and “us” refer to SBA Communications Corporation and its subsidiaries and the term “Senior Finance” refers to SBA Senior Finance, Inc.

S-ii

SUMMARY

This summary highlights selected information about our company and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents we refer to and incorporate by reference for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus. Unless otherwise noted, information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of Class A common stock. This prospectus supplement contains non-GAAP measures, including Adjusted EBITDA, Tower Cash Flow information and Segment Operating Profit information. We have provided a description of such non-GAAP measures, a reconciliation of such non-GAAP measures to their most directly comparable GAAP measures and other related disclosures required by Regulation G under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

General

We are a leading independent owner and operator of wireless communications towers. Our principal business line is our site leasing business, which contributes over 90% of our combined segment operating profit. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own, manage or lease from others. The towers that we own have been constructed by us at the request of wireless service providers, built or constructed based on our own initiative or acquired. Our second business line is our site development business, through which we offer wireless service providers assistance in developing and maintaining their own wireless service networks.

For the year ended December 31, 2005, we had site leasing revenues of $161.3 million, an increase of 12.0% over the prior year.

For the three months ended March 31, 2006, we had site leasing revenue of $45.0 million, an increase of 17.4% over the year earlier period. Our tower cash flow for the three months ended March 31, 2006 was $33.2 million, a 21.7% increase over the year earlier period, while our tower cash flow margin for the period was 75.0%, a 310 basis point improvement over the year earlier period. Adjusted EBITDA was $27.4 million for the three months ended March 31, 2006, compared to $20.9 million in the year earlier period, or a 31.1% increase.

AAT Acquisition

On April 27, 2006, we completed the acquisition of all of the issued and outstanding shares of common stock of AAT Communications Corp. (“AAT”) from AAT Holdings, LLC II, which we refer to as the AAT Acquisition. The total purchase price paid was (i) $634.0 million in cash and (ii) 17,059,336 newly issued shares of our Class A common stock. At the time of acquisition, AAT owned 1,850 tower sites and had under management over 5,000 actual or potential communications sites, of which 607 are revenue producing. As a result of the AAT Acquisition, we own and operate over 5,200 towers in 47 of the 48 contiguous United States, Puerto Rico and the U.S. Virgin Islands, an increase in our tower portfolio of over 50% and a change in our geographic footprint from the Eastern third of the United States to nationwide coverage.

For the year ended December 31, 2005, AAT had site leasing revenue of $82.5 million, tower cash flow of $56.2 million and a tower cash flow margin of 70%, as such terms are used and reported by us. For the three months ended March 31, 2006, AAT had site leasing revenue of $22.4 million, tower cash flow of $15.7 million, and tower cash flow margin of 72%, as such terms are used and reported by us. Of such amounts, the managed sites contributed $3.0 million of site leasing revenue and $1.6 million of tower cash flow.

Pro forma for the AAT Acquisition, for the twelve months ended December 31, 2005, we had site leasing revenue of $243.7 million. In addition, our pro forma tower cash flow was $173.6 million and our pro forma Adjusted EBITDA was $138.6 million for the twelve months ended December 31, 2005.

Site Leasing Services

Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We lease antenna space on the towers we have constructed, the towers we have acquired, the towers we lease, sublease and/or manage for third parties and on other communication sites that we manage. Our site leasing revenue comes from a variety of wireless service provider tenants, including Alltel, Cingular, Sprint Nextel, T-Mobile and Verizon Wireless. We believe our current tower portfolio positions us to take advantage of wireless service providers’ antenna and equipment deployment.

As a result of the AAT Acquisition, we own and operate over 5,200 towers, up from 3,304 towers as of December 31, 2005. We currently believe that tower portfolio growth is the best use of our capital resources to provide our shareholders long-term value. Consequently, we are currently pursuing a new build program and tower acquisition program within the parameters of our capital resources and long-term leverage ratios. Pursuant to these new initiatives, we built 36 towers and acquired 208 towers during 2005.

The towers under our new build program will be constructed either (1) under build-to-suit arrangements or (2) in locations chosen by us. In either case, after building the tower, we retain ownership of the tower and the exclusive right to co-locate additional tenants on the tower. Under our build-to-suit arrangements, we build towers for wireless service providers at locations that they have identified. We also choose our own locations based on our knowledge of our customers’ needs, where we seek to identify attractive locations for new towers and complete pre-construction procedures necessary to secure the site concurrently with our tenant leasing efforts. Our intent is that substantially all of our new builds will have at least one signed tenant lease on the day that it is completed and we expect that some will have multiple tenants. We currently intend to build 80 to 100 new towers during 2006.

With respect to acquisitions, we intend to pursue towers that meet or exceed our internal guidelines regarding current and future potential returns and the impact of such acquisition on our leverage ratios. For each acquisition, we prepare various analyses that include (1) projections of a five-year internal rate of return, (2) reviews of available capacity for future lease up projections, and (3) summaries of current and future tenant/technology mix.

The table below provides information regarding the development and status of our tower portfolio over the past five years.

	For the year ended December 31,					For the quarter ended March 31, 2006 as adjusted for the AAT Acquisition
	2001	2002	2003	2004	2005
Towers owned at beginning of period	2,390	3,734	3,877	3,093	3,066	3,304
Towers constructed	667	141	13	10	36	15
Towers acquired	677	53	—	5	208	1,928	(2)
Towers reclassified/disposed of (1)	—	(51)	(797)	(42)	(6)	(1)

Towers owned at end of period	3,734	3,877	3,093	3,066	3,304	5,246

Towers held for sale at end of period	815	837	47	6	—	—
Towers in continuing operations at end of period	2,919	3,040	3,046	3,060	3,304	5,246

Towers owned at end of period	3,734	3,877	3,093	3,066	3,304	5,246

(1)	Reclassifications reflect the combination for reporting purposes of multiple acquired tower structures on a single parcel of real estate, which we market and customers view as a single location, into a single owned tower site. Dispositions reflect the sale, conveyance or other legal transfer or the de-commissioning of owned tower sites.
(2)	Includes 1,850 towers acquired in the AAT Acquisition.

As of March 31, 2006, as adjusted for the AAT Acquisition, we had 12,982 tenants on these 5,246 towers, or an average of 2.5 tenants per tower. Our lease contracts typically have initial terms of five years or more with multiple term tenant renewal options and provide for annual rent escalators.

Our site leasing business generates substantially all of our combined segment operating profit. As indicated in the chart below, our site leasing business has generated over 62% of our total revenue and represented approximately 94% of our combined segment operating profit during the past three fiscal years and in the first quarter of 2006.

	For the year ended December 31,				For the quarter ended March 31, 2006 Actual
	2003	2004	2005 Actual	2005 Pro forma
	(in thousands except for percentages)
Site leasing revenue	$127,852	$144,004	$161,277	$243,727	$45,029
Site leasing segment revenue as a percentage of total revenue	66.6%	62.2%	62.0%	71.2%	65.4%
Site leasing segment operating profit	$80,059	$96,721	$114,018	$169,188	$32,698
Site leasing operating profit percentage contribution of combined segment operating profit	93.5%	94.1%	95.0%	96.6%	94.7%

As a result of the AAT Acquisition, we expect that site leasing revenue and site leasing segment operating profit will increase substantially in future periods. We believe that over the long-term our site leasing revenues will continue to grow as wireless service providers lease additional antenna space on our towers due to increasing minutes of network use and network coverage requirements. We believe our site leasing business is characterized by stable and long-term recurring revenues, predictable operating costs and minimal capital expenditures. Due to the relatively young age and mix of our tower portfolio, we expect future expenditures required to maintain these towers to be minimal. Consequently, we expect to grow our cash flows by adding tenants to our towers at minimal incremental costs by using existing tower capacity or requiring wireless service providers to bear all or a portion of the cost of tower modifications. Furthermore, because our towers are strategically positioned and our customers typically do not re-locate, we have historically experienced low customer churn as a percentage of revenue.

Site Development Services

Our site development business is a corollary to our site leasing business, and provides us the ability to (1) keep in close contact with the wireless service providers who generate substantially all of our site leasing revenue and (2) capture ancillary revenues that are generated by our site leasing activities, such as antenna installation and equipment installation at our tower locations. Our site development business consists of two segments, site development consulting and site development construction, through which we provide wireless service providers a full range of end-to-end services. We principally perform services for third parties in our core, historical areas of wireless expertise, specifically site acquisition, zoning, technical services and construction. In the consulting segment of our site development business, we offer clients the following range of services: (1) network pre-design; (2) site audits; (3) identification of potential locations for towers and antennas; (4) support in buying or leasing of the location; and (5) assistance in obtaining zoning approvals and permits. In the construction segment of our site development business we provide a number of services, including, but not limited to the following: (1) tower and related site construction; (2) antenna installation; and (3) radio equipment installation, commissioning and maintenance. Personnel in our site development business also supports our leasing and new tower build functions through an integrated plan across the divisions.

Industry Overview

The continued growth of wireless voice and data services is expected to drive the need for carriers to add new cell sites in addition to adding new equipment to existing cell sites. According to the Semi-Annual Wireless Industry Survey, April 2006, by CTIA-the Wireless Association, the number of wireless service subscribers has increased from 128.4 million to 207.9 million between December 2001 and December 2005, representing an increase of approximately 62% and market penetration of approximately 70%. During the same period, the number of cell sites (i.e., the number of antennas and related equipment in commercial operation, not the number of towers on which that equipment is located) increased approximately 44% from 127,540 cell sites to 183,689. Other wireless network spending drivers include continued increases in wireless minutes of use which grew 35.8% year-over-year to exceed 1.4 trillion in 2005 and cell site upgrades to deliver increasingly popular wireless data services such as text messaging and video. Finally, the advanced wireless services (AWS) spectrum auctions scheduled to begin June 29, 2006 are expected to drive subsequent network enhancements on the part of existing carriers and may also result in one or more new carriers seeking to construct wireless networks.

Business Strategy

Our primary strategy is to capture the maximum benefits from our position as a leading owner and operator of wireless communications towers. Key elements of our strategy include:

•

Focusing on Site Leasing Business with Stable, Recurring Revenues. We intend to continue to focus on and allocate substantially all of our capital resources to expanding our site leasing business due to its attractive characteristics such as long-term contracts, built-in rent escalators, high operating margins and low customer churn. The long-term nature of the revenue stream of our site leasing business makes it less volatile than our site development business, which is more reactive to changes in industry conditions. By focusing on our site leasing business, we believe that we can maintain a stable, recurring cash flow stream and reduce our exposure to cyclical changes in customer spending.

•	Maximizing Use of Tower Capacity. We generally have constructed or acquired towers that accommodate multiple tenants and a substantial majority of our towers are high capacity lattice or guyed towers. Most of our towers have significant capacity available for additional antennas and we believe that increased use of our towers can be achieved at a low incremental cost. We actively market space on our towers through our internal sales force. In addition, due to the relatively young age of our towers, we believe that the maintenance and augmentation capital expenditures should be limited for the foreseeable future.

•	Disciplined Growth of Tower Portfolio. We currently believe that the best use of our available capital resources is to use these funds to increase our tower portfolio. We intend to use our cash flow from operating activities and available liquidity, including borrowings, to build and/or acquire new towers at prices that we believe will be accretive to our shareholders both short and long-term and which allow us to maintain our target leverage ratios long-term. We intend to review all acquisition opportunities, both large and small, which meet our minimum target levels. Furthermore, we believe that our tower operations are highly scaleable. Consequently, we believe that we are able to materially increase our tower portfolio without proportionately increasing our selling, general and administrative expenses.

•	Controlling Expense Base. Over the last two years, we have successfully restructured our balance sheet to significantly reduce the interest expense associated with our indebtedness. We accomplished this by means of our equity offerings, repurchase of the 9 3/4% senior discount notes and the 8 1/2% senior notes and the issuance of $405.0 million of commercial mortgage pass-through certificates (“CMBS Certificates”), our first securitization transaction, which we refer to as the “CMBS Transaction”. We intend to continue to explore opportunities, including those that may be available in the securitization market, to reduce our interest expense. Furthermore, we have, and intend to continue to, purchase and/or enter into long-term leases for the land that underlies our towers, to the extent available at commercially reasonable prices. We believe that these purchases and/or long-term leases will increase our margins and minimize our exposure to increases in ground lease rents in the future.

•	Using our Local Presence to Build Strong Relationships with Major Wireless Service Providers. Given the nature of towers as location specific communications facilities, we believe that substantially all of what we do is done best locally. Consequently, we have a broad field organization that allows us to develop and capitalize on our experience, expertise and relationships in each of our local markets which in turn enhances our customer relationships. Due to our presence in local markets, we believe we are well positioned to capture additional site leasing business and new tower build opportunities in our markets and identify and participate in site development projects across our markets.

•	Capitalizing on our Management Experience. Our management team has extensive experience in site leasing and site development services. Management believes that its industry expertise and strong relationships with wireless service providers will allow us to expand our position as a leading provider of site leasing and site development services.

Recent Developments

Simultaneously with the closing of the AAT Acquisition, we repurchased 100% of the aggregate outstanding amount of our 9 3/4% senior discount notes and 100% of the aggregate outstanding amount of our 8 1/2% senior notes pursuant to tender offers and consent solicitations for an aggregate of $438.2 million. In order to fund the cash consideration for the AAT Acquisition and the amounts necessary to repurchase the outstanding notes, Senior Finance, an indirect wholly-owned subsidiary of ours, entered into a credit agreement for a $1.1 billion term loan with JPMorgan Chase Bank, N.A., and DB Structured Products Inc., which we refer to as the bridge loan. The bridge loan matures on September 12, 2006 and may be extended to January 27, 2007, at our option, provided that (i) no default or event of default shall have occurred and be continuing and (ii) each of the representations and warranties of Senior Finance, us and certain of our subsidiaries are true and correct in all material respects on and as of such date. Loans outstanding under the bridge loan accrue interest at a rate per annum equal to the Eurodollar rate plus a margin of 2.00%. If the bridge loan is extended, the interest rate margin will be increased to 2.75% from September 13, 2006 to January 26, 2007. We refer to the AAT Acquisition, the repurchase of the notes and the new bridge loan collectively, as the Recent Transactions.

Concurrently with the closing of the bridge loan, we also entered into an Omnibus Agreement with our lenders under our senior revolving credit facility and the bridge loan lenders. Pursuant to the Omnibus Agreement, until the bridge loan is paid in full, we have agreed not to request, and the senior revolving credit facility lenders have agreed not to make, any loans or issue any letters of credit under the senior revolving credit facility.

Principal Executive Offices

Our principal executive offices are located at 5900 Broken Sound Parkway NW, Boca Raton, FL 33487 and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

The Offering

Class A common stock offered by the selling shareholder	13,730,435 shares.

Class A common stock estimated to be outstanding immediately after this offering	103,021,620 shares.

Over-allotment option	2,059,565 shares.

Nasdaq National Market symbol	SBAC.

Use of proceeds	We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling shareholder.

Dividends	We have not declared or paid any dividends on our Class A common stock. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.

Risk Factors	Investing in our securities involves risks. Potential investors are urged to read and consider the specific factors relating to an investment in us set forth under “Risk Factors” in this prospectus supplement.

This number of shares of Class A common stock outstanding after this offering excludes:

•	5,135,012 shares of Class A common stock issuable upon exercise of outstanding stock options;

•	12,744,535 shares that are reserved for issuance upon exercise of options that may be granted in the future under our 2001 Equity Participation Plan;

•	653,138 shares that are reserved for issuance under our 1999 Employee Stock Purchase Plan; and

•	approximately 2,305,906 shares of Class A common stock issuable under our registration statement on Form S-4 in connection with acquisition transactions or earn-out obligations under prior acquisition transactions.

Summary Historical Financial Data

The following table sets forth summary historical financial data for the years ended December 31, 2003, 2004 and 2005, and the three months ended March 31, 2005 and 2006. The table also sets forth the unaudited pro forma combined financial position of us and AAT, as a combined company, for the year ended December 31, 2005. The unaudited pro forma combined financial position was prepared using the purchase method of accounting, treating us as the acquirer and as if the Recent Transactions had been consummated on December 31, 2005 for purposes of the unaudited pro forma balance sheet as of December 31, 2005 and January 1, 2005 for purposes of the unaudited pro forma statement of operations for the year ended December 31, 2005. The financial data as of and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements. The unaudited pro forma combined financial position is based upon the historical financial statements and has been developed from our (1) audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and (2) audited consolidated financial statements of AAT for the year ended December 31, 2005. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in our Annual Report on Form 10-K for the year ended December 31, 2005, our unaudited consolidated financial statements for the periods ended March 31, 2005 and 2006 included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and the unaudited pro forma condensed combined financial statements included in our Current Report on Form 8-K filed April 28, 2006, each of which is incorporated by reference into this prospectus supplement.

	For the year ended December 31,				For the three months ended March 31,
	2003	2004	2005 Actual	2005 Pro forma	2005 Actual	2006 Actual
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Operating Data:
Revenues:
Site leasing	$127,852	$144,004	$161,277	$243,727	$38,342	$45,029
Site development	64,257	87,478	98,714	98,714	19,962	23,775

Total revenues	192,109	231,482	259,991	342,441	58,304	68,804

Operating expenses:
Cost of revenues (exclusive of depreciation, accretion and amortization shown below)(1)
Cost of site leasing	47,793	47,283	47,259	74,539	12,045	12,331
Cost of site development	58,683	81,398	92,693	92,693	19,249	21,932
Selling, general and administrative	30,714	28,887	28,178	41,508	7,200	8,703
Asset impairment and other charges	15,087	7,342	448	448	231	—
Depreciation, accretion and amortization	93,657	90,453	87,218	153,643	21,643	21,008

Total operating expenses	245,934	255,363	255,796	362,831	60,368	63,974

Operating income (loss) from continuing operations	(53,825)	(23,881)	4,195	(20,390)	(2,064)	4,830

Other income (expense):
Interest income	692	516	2,096	2,731	247	853
Interest expense, net of amounts capitalized	(81,501)	(47,460)	(40,511)	(107,146)	(10,004)	(8,349)
Non-cash interest expense	(9,277)	(28,082)	(26,234)	(5,663)	(7,342)	(5,265)
Amortization of debt issuance costs	(5,115)	(3,445)	(2,850)	(1,975)	(798)	(876)
Loss from write-off of deferred financing fees and extinguishment of other debt	(24,219)	(41,197)	(29,271)	(34,750)	(1,486)	—
Other income (expense)	169	236	31	(296)	150	—

Total other expense	(119,251)	(119,432)	(96,739)	(147,099)	(19,233)	(13,637)

Loss from continuing operations before cumulative effect of changes in accounting principles	(173,076)	(143,313)	(92,544)	(167,489)	(21,297)	(8,807)

	For the year ended December 31,				For the three months ended March 31,
	2003	2004	2005 Actual	2005 Pro forma	2005 Actual	2006 Actual
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands except for per share data)
Provision for income taxes	(1,729)	(710)	(2,104)	13,522	(246)	(398)

Loss from continuing operations before cumulative effect of change in accounting principle	(174,805)	(144,023)	(94,648)	$(153,967)	(21,543)	(9,205)

(Loss) gain from discontinued operations, net of income taxes	202	(3,257)	(61)		(170)	—
Loss before cumulative effect of change in accounting principle	(174,603)	(147,280)	(94,709)		—	—
Cumulative effect of change in accounting principal	(545)	—	—		—	—

Net loss	$(175,148)	$(147,280)	$(94,709)		$(21,713)	$(9,205)

Basic and diluted loss per common share amounts:
Loss from continuing operations before cumulative effect of change in accounting principle	$(3.35)	$(2.47)	$(1.28)	$(1.69)	$(0.33)	$(0.11)

Loss from discontinued operations	—	(0.05)	—		—	—
Cumulative effect of change in accounting principle	(0.01)	—	—		—	—

Net loss per common share	$(3.36)	$(2.52)	$(1.28)		$(0.33)	$(0.11)

Basic and diluted weighted average shares outstanding	52,204	58,420	73,823	90,882	65,260	85,694

	For the year ended December 31,			For the three months ended March 31, 2006 Actual
	2003	2004	2005
	(audited)	(audited)	(audited)	(unaudited)
	(in thousands)
Cash Flow Data:
Cash provided by (used in)
Operating activities	$(29,808)	$14,216	$49,767	$15,212
Investing activities	155,456	1,326	(99,283)	(10,525)
Financing activities	(178,451)	45,747	25,823	9,253

	As of December 31,				As of March 31, 2006 Actual
	2003	2004	2005 Actual	2005 Pro forma
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,338	$69,627	$45,934	$60,007	$59,874
Short-term investments	15,200	—	19,777	19,777	—
Restricted cash (current)(2)	10,344	2,017	19,512	19,512	11,290
Property and equipment (net)	830,145	745,831	728,333	1,015,333	732,459
Total assets	958,252	917,244	952,536	2,028,614	950,122
Total debt	870,758	927,706	784,392	1,505,000	789,657
Total shareholders’ equity (deficit)	(1,566)	(88,671)	81,431	412,144	76,091

(1)	Including $803, $470, $462, $462, $115, $1,024 of non-cash compensation for 2003, 2004, 2005, 2005 pro forma, the three months ended March 31, 2005 and March 31, 2006, respectively.
(2)	Restricted cash of $10.3 million as of December 31, 2003 consisted of $7.3 million of cash held by an escrow agent in accordance with certain provisions of the Western tower sale agreement and $3.0 million related to surety bonds issued for our benefit. Restricted cash of $2.0 million as of December 31, 2004 was related to surety bonds issued for our benefit. Restricted cash of $19.5 million as of December 31, 2005 consisted of $17.9 million related to the mortgage loan requirements underlying the CMBS Certificates and $1.6 million related to surety bonds issued for our benefit. Restricted cash of $11.3 million as of March 31, 2006 consisted of $9.7 million related to cash held in escrow pursuant to the mortgage loan agreement underlying the CMBS Certificates and $1.6 million related to payment and performance bonds issued for our benefit.

R ISK FACTORS

An investment in our Class A common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement, and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

We may not be able to service or refinance our substantial indebtedness.

As indicated below, we have and will continue to have a significant amount of indebtedness relative to our equity.

	As of December 31, 2005	As of March 31, 2006 Actual	As of March 31, 2006 as Adjusted for the Recent Transactions
	(in thousands)
Total indebtedness	$784,392	$789,657	$1,505,000
Shareholders’ equity	$81,431	$76,091	$414,216

As of March 31, 2006, as adjusted for the Recent Transactions, we would have had $1.5 billion in indebtedness, all of which is secured. Our ability to service our debt obligations will depend on our future operating performance. In order to manage our substantial amount of indebtedness, we may from time to time sell assets, issue equity, or repurchase, restructure or refinance some or all of our debt (all of which we have done at various times in the last three years). We may not be able to effectuate any of these alternative strategies on satisfactory terms in the future, if at all. The implementation of any of these alternative strategies may dilute our current shareholders or subject us to additional costs or restrictions on our ability to manage our business and as a result could have a material adverse effect on our financial condition and growth strategy.

To finance the AAT Acquisition and the repurchase of our 9 3/4% senior discount notes and our 8 1/2% senior notes, we entered into the bridge loan in the amount of $1.1 billion. The bridge loan accrues interest at the Eurodollar rate plus 2% and matures on September 12, 2006. The bridge loan may be extended to January 27, 2007; however, interest will accrue at the Eurodollar rate plus 2.75% from September 13, 2006 through the earlier of the refinancing of the bridge loan or the extended maturity date. Prior to the maturity date, we will be required to refinance or restructure the bridge loan. We cannot assure you that we will be able to refinance or restructure the bridge loan on acceptable terms or at all, and, in particular, we cannot assure you that interest rates will be favorable to us at the time of any such refinancing or restructuring. Further, until the bridge loan is paid in full, we are unable to draw down on our $160.0 million senior revolving credit facility. If we are unable to refinance, restructure or otherwise repay the principal amount of the bridge loan upon its maturity, we may need to sell assets, cease operations and/or file for protection under the bankruptcy laws.

We may not have sufficient liquidity or cash flow from operations to repay the components of the mortgage loan that comprises part of the CMBS Transaction. Therefore, prior to the final repayment date for the components of the mortgage loan we may be required to refinance the mortgage loan or sell a portion or all of our interests in the 1,714 tower sites that, among other things, secure along with their operating cash flows the mortgage loan. Although, the mortgage loan is a limited recourse obligation of SBA Properties and no holder of the mortgage loan will have recourse to SBA Communications, our operations would be adversely affected if SBA Properties is unable to repay the components of the mortgage loan. We cannot assure you that our assets would be sufficient to repay this indebtedness in full.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt.

We may not secure as many site leasing tenants as planned or our lease rates for new tenant leases may decline.

If tenant demand for tower space or our lease rates for new tenant leases decrease, we may not be able to successfully grow our site leasing business. This may have a material adverse effect on our strategy, revenue growth and our ability to satisfy our financial and other contractual obligations. Our plan for the growth of our site leasing business and our ability to achieve the anticipated benefits of the AAT Acquisition largely depends on our management’s expectations and assumptions concerning future tenant demand and potential lease rates for independently owned towers.

The failure to successfully integrate AAT’s operations with our operations and realize the anticipated synergies from the AAT Acquisition in the expected time-frame may adversely affect our resources and the future results of our combined company.

As a result of the AAT Acquisition, we increased our tower portfolio by more than 50% and increased our geographic presence to include 47 of the 48 contiguous United States from our previous concentration in the eastern third of the United States. To realize the anticipated benefits and synergies, AAT’s business must be successfully integrated into our business. The integration of AAT’s business into our business will be complex and time-consuming. The AAT Acquisition involves a number of potential risks, including the inability to productively combine disparate company cultures, operations, personnel, information technology systems and financial control systems, manage operating sites in geographically diverse markets, address and resolve unforeseen liabilities, control the amount of integration expenses, implement consistent site leasing practices, coordinate sales efforts and retain key employees. The AAT Acquisition may impose significant strains on our existing management, information technology systems, operating systems and financial resources and we may not have adequate resources to support the expanded level of operations that the acquisition of AAT will require.

Even if AAT’s business is successfully integrated with our business, we may not realize the expected benefits of the acquisition or realize the expected benefits within our expected time-frame, which are largely based on forecasts of tower cash flow, adjusted EBITDA, equity free cash flow and integration expenses which in turn are subject to certain assumptions that may prove to be inaccurate. Any one of these integration challenges or any combination thereof could adversely affect the future results of our combined company.

If our wireless service provider customers combine their operations to a significant degree, our growth, our revenue and our ability to service our indebtedness could be adversely affected.

Demand for our services may decline if there is significant consolidation among our wireless service provider customers as they may then reduce capital expenditures in the aggregate because many of their existing networks and expansion plans overlap. As a result of regulatory changes in January 2003, which removed prior restrictions on wireless service providers from owning more than 45 MHz of spectrum in any given geographical area, there have been significant consolidations of the large wireless service providers. Specifically, Cingular acquired AT&T Wireless in October 2004 and Sprint PCS and Nextel merged to form Sprint Nextel Corporation in August 2005. To the extent that our customers have consolidated or that other customers may consolidate in the future, they may not renew any duplicative leases that they have on our towers and/or may not lease as much space on our towers in the future. This would adversely affect our growth, our revenue and our ability to service our indebtedness.

As of March 31, 2006, Cingular and the former AT&T Wireless both had leases on an aggregate of 323 of the 5,246 towers that we and AAT collectively owned on such date. The annualized contractual revenue generated by these leases on these towers at March 31, 2006 was approximately $16.1 million. Consequently, if Cingular were not to renew duplicate leases, we could lose 50% or more of such revenue. As of March 31, 2006, the average remaining contractual life of such duplicate leases was approximately 3.0 years. Our risk of revenue loss from the integration of Cingular and AT&T is not limited to leases on the same tower. We expect Cingular to terminate or not renew some leases on our towers where they have other antenna sites in close proximity. Such terminations or non-renewals could have a material adverse impact on our growth rate.

As of March 31, 2006, Sprint Nextel and affiliated entities had multiple leases on 596 of the 5,246 towers that we and AAT collectively owned on such date. The annualized contractual revenue generated by these leases on these towers at March 31, 2006 was approximately $27.6 million. Consequently, if Sprint Nextel were not to renew duplicate leases, we could lose 50% or more of such revenue. As of March 31, 2006, the average remaining contractual life of such duplicate leases was approximately 3.5 years. Our risk of revenue loss from the integration of Sprint and Nextel is not limited to leases on the same tower. We expect Sprint Nextel to terminate or not renew some leases on our towers where they have other antenna sites in close proximity. Such terminations or non-renewals could have a material adverse impact on our growth rate.

Similar consequences may occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antenna space. Wireless voice service providers frequently enter into roaming agreements with competitors allowing them to use another’s wireless communications facilities to accommodate customers who are out of range of their home provider’s services. Wireless voice service providers may view these roaming agreements as a superior alternative to leasing antenna space on communications sites owned or controlled by us or others. The proliferation of these roaming agreements could have a material adverse effect on our revenue.

New technologies and their use by wireless service providers may have a material adverse effect on our growth rate and results of operations.

The emergence of new technologies could reduce the demand for space on our towers. For example, the increased use by wireless service providers of signal combining and related technologies and products that allow two or more wireless service providers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one wireless service provider could reduce the demand for our tower space. Additionally, the use of technologies that enhance spectral capacity, such as beam forming or “smart antennae,” that can increase the range and capacity of an antenna could reduce the number of additional sites a wireless service provider needs to adequately serve a certain subscriber base and therefore reduce demand for our tower space. The development and growth of communications and other new technologies that do not require ground-based sites, such as the growth in delivery of video, voice and data services by satellites or other technologies, could also adversely affect the demand for our tower space. In addition, the deployment of WiFi and WiMax technologies could impact the network needs of our existing customers providing wireless telephony services. This could have a material adverse effect on our growth rate and results of operations.

We depend on a relatively small number of customers for most of our revenue.

We derive a significant portion of our revenue from a small number of customers, particularly in our site development services business. The loss of any significant customer could have a material adverse effect on our revenue.

The following is a list of significant customers and the percentage of our total revenues for the specified time periods derived from these customers:

	For the three months ended March 31,
	2005	2006 Actual	2006 As adjusted for the AAT Acquisition
Cingular	23.6%	21.6%	21.5%
Sprint Nextel	23.0%	18.5%	23.0%
Verizon Wireless	9.1%	10.4%	9.8%

We also have client concentrations with respect to revenues in each of our financial reporting segments:

	Percentage of Site Leasing Revenue for the three months ended March 31,
	2005	2006
Cingular	27.8%	28.4%
Sprint Nextel	14.7%	15.0%
Verizon Wireless	9.5%	10.2%

	Percentage of Site Development Consulting Revenue for the three months ended March 31,
	2005	2006
Verizon Wireless	29.7%	32.9%
Sprint Nextel	1.5%	20.1%
Cingular	32.2%	12.1%
Bechtel Corporation(1)	20.2%	14.9%

(1)	Substantially all of the work performed for Bechtel Corporation was for its client Cingular.

	Percentage of Site Development Construction Revenue for the three months ended March 31,
	2005	2006
Sprint Nextel	45.7%	26.0%
Cingular	12.5%	8.2%
Bechtel Corporation(1)	11.6%	14.7%
Nokia, Inc.	—	11.4%

(1)	Substantially all of the work performed for Bechtel Corporation was for its client Cingular.

Revenues from these clients are derived from numerous different site leasing contracts and site development contracts. Each site leasing contract relates to the lease of space at an individual tower site and is generally for an initial term of five years renewable for five five-year periods at the option of the tenant. Our site development customers engage us on a project-by-project basis, and a customer can generally terminate an assignment at any time without penalty. In addition, a customer’s need for site development services can decrease, and we may not be successful in establishing relationships with new customers. Furthermore, our existing customers may not continue to engage us for additional projects.

Our substantial indebtedness may negatively impact our ability to implement our business plan.

Our substantial indebtedness may negatively impact our ability to implement our business plan. For example, it could:

•	limit our ability to fund future working capital, capital expenditures and development costs;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general economic and industry conditions;

•	subject us to interest rate risk in connection with the future refinancing of our bridge loan and CMBS Certificates;

•	place us at a competitive disadvantage to our competitors that are less leveraged;

•	require us to sell debt or equity securities or sell some of our core assets, possibly on unfavorable terms in order to meet payment obligations; and

•	limit our ability to borrow additional funds.

Risks associated with our plans to increase our tower portfolio could negatively impact our results of operations or our financial condition.

We currently intend to increase our tower portfolio through new builds and acquisitions. We intend to review all available acquisition opportunities and some of these acquisitions could have the effect of materially increasing our tower portfolio. While we intend to fund a portion of the cash required to implement this plan from our cash flow from operating activities, we may finance some or all of the costs associated with these new builds and acquisitions. Furthermore, if we were to consummate any significant acquisition, we would be required to finance these acquisitions through additional indebtedness, which would increase our indebtedness and interest expense and could increase our leverage ratio, and/or issuances of equity, which could be dilutive to our shareholders. If we were unable to recognize the expected returns from these new towers, or if we did not recognize the expected returns in our anticipated time frames, an increase in debt levels without a proportionate increase in our revenues could negatively impact our results of operations and our financial condition.

Due to the long-term expectation of revenue from our tenant leases, we are dependent on the financial strength and creditworthiness of our customers.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. The economic slowdown and intense competition in the wireless and telecommunications industries in 2001 through 2003 had impaired the financial condition of some of our customers, certain of which operate with substantial leverage. As a result, a number of our site leasing customers filed for bankruptcy, including almost all of our paging customers. Although these bankruptcies have not had a material adverse effect on our business or revenues, any future bankruptcies may have a material adverse effect on our business, revenues, and/or the collectibility of our accounts receivable. In the future, the financial uncertainties facing our customers could reduce demand for our communications sites, increase our bad debt expense and reduce prices on new customer contracts. This could affect our ability to satisfy our obligations.

In addition, our anticipated growth could be negatively impacted if our customers’ access to debt and equity capital were limited. From 2001 through 2003, when capital market conditions were difficult for the telecommunications industry, wireless service providers conserved capital by not spending as much as originally anticipated to finance expansion activities. This decrease adversely impacted demand for our services and consequently our financial condition. If our customers are not able to access the capital markets in the future, our growth strategy, revenues and financial condition may again be adversely affected.

Our debt instruments contain restrictive covenants that could adversely affect our business.

Our senior revolving credit facility and bridge loan contain certain restrictive covenants. Among other things, these covenants limit the ability of certain of our subsidiaries to:

•	incur additional indebtedness;

•	engage in mergers and acquisitions or sell all or substantially all of the assets;

•	pay dividends, repurchase capital stock or engage in other restricted payments;

•	make certain investments;

•	make certain capital expenditures;

•	incur liens; and

•	enter into affiliate transactions.

Additionally, the bridge loan limits, among other things, our ability to incur additional indebtedness or allow a third party to own more than 20% of the economic or voting interest of our outstanding common stock.

If we or the applicable subsidiaries fail to comply with these covenants, it could result in an event of default under one or all of these debt instruments. The acceleration of amounts due under one of our debt instruments would also cause a cross-default under our other debt instruments.

Senior Finance, an indirect wholly-owned subsidiary of ours, is the borrower under our $1.1 billion bridge loan. Amounts borrowed under the bridge loan are secured by a first lien on substantially all of Senior Finance’s assets and are guaranteed by us and certain of our subsidiaries, which guarantee is secured by a first lien on substantially all of our and such subsidiaries’ non-real estate assets. The bridge loan requires Senior Finance to maintain a minimum debt service coverage ratio. In addition, the bridge loan contains additional negative covenants that, among other things, restrict Senior Finance’s ability to commit to capital expenditures and build or acquire towers without anchor or acceptable tenants. Our ability to meet the minimum debt service coverage ratio and comply with these covenants can be affected by events beyond our control, and we may not be able to do so. A breach of any of these covenants, if not remedied within the specified period, could result in an event of default under the bridge loan.

Until the bridge loan is paid in full, we have agreed not to borrow under our senior revolving credit facility and all representations, warranties and covenants, with certain exceptions, under the senior revolving credit facility are suspended and of no force and effect. Upon termination of the bridge loan, pursuant to the senior revolving credit facility, SBA Senior Finance II LLC (“Senior Finance II”), which owns, directly or indirectly, all of the common stock and membership interests of the majority of our operating subsidiaries and is the borrower under our senior revolving credit facility, will be required to maintain specified financial ratios, including ratios regarding Senior Finance II’s debt to annualized operating cash flow, cash interest expense and fixed charges for each quarter. In addition, the senior revolving credit facility contains additional negative covenants that, among other things, will limit our ability to commit to capital expenditures and build or acquire towers without anchor or acceptable tenants. Our ability to meet these financial ratios and tests and comply with these covenants can be affected by events beyond our control, and we may not be able to do so. A breach of any of these covenants, if not remedied within the specified period, could result in an event of default. Amounts borrowed under the senior revolving credit facility are secured by a lien on substantially all of Senior Finance II’s assets and are guaranteed by us and certain of our subsidiaries.

Upon the occurrence of any default, our senior revolving credit facility lenders can prevent us from borrowing any additional amounts under the senior revolving credit facility. In addition, upon the occurrence of any event of default, other than certain bankruptcy events, the lenders under our bridge loan and senior revolving credit facility, respectively, by a majority vote, can elect to declare all amounts of principal outstanding under such facility, together with all accrued interest, to be immediately due and payable. The acceleration of amounts due under our senior revolving credit facility or bridge loan would cause a cross-default under the other facility, thereby permitting the acceleration of such indebtedness. If the indebtedness under the bridge loan and/or indebtedness under our senior revolving credit facility were to be accelerated, our current assets would not be sufficient to repay in full the indebtedness. If we were unable to repay amounts that become due under the bridge loan and/or the senior revolving credit facility, such lenders could proceed against the collateral granted to them to secure that indebtedness.

Our $405.0 million mortgage loan relating to our CMBS Certificates contains a covenant requiring all cash flow in excess of amounts required to make debt service payments, fund required reserves, pay management fees and budgeted operating expenses and make other payments required under the loan documents, be deposited into a reserve account if the debt service coverage ratio falls to 1.30 times or lower, as of the end of any calendar quarter. Debt service coverage ratio is defined as the Net Cash Flow (as defined in the mortgage loan) divided by the amount of interest on the mortgage loan, servicing fees and trustee fees that SBA Properties will be required to pay over the succeeding twelve months. If the debt service coverage ratio falls below 1.15 times as of the end of any calendar quarter, then an amortization period will commence and all funds on deposit in the reserve account will be applied to prepay the mortgage loan. The funds in the reserve account will not be released to SBA Properties unless the debt service coverage ratio exceeds 1.30 times for two consecutive calendar quarters. Failure to maintain the debt service coverage ratio above 1.30 times would impact our ability to pay our indebtedness other than the mortgage loan and to operate our business.

The mortgage loan provides for customary remedies if an event of default occurs including foreclosure against all or part of the property pledged as security for the mortgage loan. The mortgage loan is secured by, among other things, (1) mortgages, deeds of trust and deeds to secure debt on substantially all of the 1,714 collateralized tower sites and their operating cash flows, (2) a security interest in substantially all of SBA Properties’ personal property and fixtures and (3) SBA Properties’ rights under the management agreement with SBA Network Management, Inc. (who manages all of SBA Properties’ sites). We cannot assure you that our assets would be sufficient to repay this indebtedness in full.

Our quarterly operating results for our site development services fluctuate and therefore we may not be able to adjust our cost structure on a timely basis to respond to such fluctuations.

The demand for our site development services fluctuates from quarter to quarter and should not be considered as indicative of long-term results. Numerous factors cause these fluctuations, including:

•	the timing and amount of our customers’ capital expenditures;

•	the size and scope of our projects;

•	the business practices of customers, such as deferring commitments on new projects until after the end of the calendar year or the customers’ fiscal year;

•	delays relating to a project or tenant installation of equipment;

•	seasonal factors, such as weather, vacation days and total business days in a quarter;

•	the use of third party providers by our customers;

•	the rate and volume of wireless service providers’ network development; and

•	general economic conditions.

Although the demand for our site development services fluctuates, we incur significant fixed costs, such as maintaining a staff and office space in anticipation of future contracts. In addition, the timing of revenues is difficult to forecast because our sales cycle may be relatively long. Therefore, we may not be able to adjust our cost structure on a timely basis to respond to the fluctuations in demand for our site development services.

We are not profitable and expect to continue to incur losses.

We are not profitable. The following chart shows the net losses we incurred for the periods indicated (in thousands):

	For the year ended December 31,			For the three months ended March 31, 2006
	2003	2004	2005
Net loss	$(175,148)	$(147,280)	$(94,709)	$(9,205)

Our losses are principally due to significant interest expense and depreciation and amortization in each of the periods presented above. For the year ended December 31, 2005, we recorded asset impairment charges of $0.4 million and a charge associated with the write-off of deferred financing fees and loss on the extinguishment of debt of $29.3 million. For the year ended December 31, 2004, we recorded an asset impairment charge of $7.1 million and a charge associated with the write-off of deferred financing fees and loss on the extinguishment of debt of $41.2 million. We recorded an asset impairment charge of $13.0 million, a charge associated with the loss from write-off of deferred financing fees and extinguishment of debt of $24.2 million, and a restructuring charge of $2.1 million during the year ended December 31, 2003. We expect to continue to incur significant losses which may affect our ability to service our indebtedness. We expect the loss in our second quarter of 2006 to be materially higher than the first quarter because of anticipated write-off of deferred financing fees and loss on the extinguishment of debt charges incurred in the Recent Transactions.

Increasing competition in the tower industry may adversely affect us.

Our industry is highly competitive. Competitive pressures for tenants from our competitors could adversely affect our lease rates and services income. In addition, the loss of existing customers or the failure to attract new customers would lead to an accompanying adverse effect on our revenues, margins and financial condition. Increasing competition could also make the acquisition of quality tower assets more costly, which could adversely affect our ability to successfully implement and/or maintain our tower acquisition program.

In the site leasing business, we compete with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other large independent tower companies; and

•	smaller local independent tower operators.

Wireless service providers that own and operate their own tower networks and several of the other tower companies generally are substantially larger and have greater financial resources than we do. We believe that tower location and capacity, quality of service, density within a geographic market and, to a lesser extent, price historically have been and will continue to be the most significant competitive factors affecting the site leasing business.

The site development services segment of our industry is also extremely competitive. There are numerous large and small companies that offer one or more of the services offered by our site development business. As a result of this competition, margins in this segment have decreased over the past few years. Many of our competitors have lower overhead expenses and therefore may be able to provide services at prices that we consider unprofitable. If margins in this segment were to further decrease, our consolidated revenues and our site development segment operating profit could be adversely affected.

We may not be able to build and/or acquire as many towers as we anticipate.

We currently intend to build 80 to 100 new towers during 2006 and to consummate a number of tower acquisitions. However, our ability to build these new towers is dependent upon the availability of sufficient capital to fund construction, our ability to locate, and acquire at commercially reasonable prices, attractive locations for such towers and our ability to obtain the necessary zoning and permits.

Our ability to consummate tower acquisitions is also subject to risks. Specifically, these risks include (1) sufficient cash flow from operations or our ability to use debt or equity to fund such acquisitions, (2) our ability to identify those towers that would be attractive to our clients and accretive to our financial results, and (3) our ability to negotiate and consummate agreements to acquire such towers.

Due to these risks, it may take longer to complete our new tower builds than anticipated, the costs of constructing or acquiring these towers may be higher than we expect or we may not be able to add as many towers as we had planned in 2006. If we are not able to increase our tower portfolio as anticipated, it could negatively impact our ability to achieve our financial goals.

The loss of the services of certain of our key personnel or a significant number of our employees may negatively affect our business.

Our success depends to a significant extent upon the performance and active participation of our key personnel. We cannot guarantee that we will be successful in retaining the services of these key personnel. We have employment agreements with Jeffrey A. Stoops, our President and Chief Executive Officer, Kurt L. Bagwell, our Senior Vice President and Chief Operating Officer, and Thomas P. Hunt, our Senior Vice President and General Counsel. We do not have employment agreements with any of our other key personnel. If we were to lose any key personnel, we may not be able to find an appropriate replacement on a timely basis and our results of operations could be negatively affected. Further, the loss of a significant number of employees or our inability to hire a sufficient number of qualified employees could have a material adverse effect on our business.

Delays or changes in the deployment or adoption of new technologies as well as lower consumer demand and slower consumer adoption rates than anticipated may have a material adverse effect on our growth rate.

There can be no assurances that 3G or other new wireless technologies will be deployed or adopted as rapidly as projected or that these new technologies will be implemented in the manner anticipated. The deployment of 3G has already experienced significant delays from the original projected timelines of the wireless and broadcast industries. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated. These factors could have a material adverse effect on our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated.

Our costs could increase and our revenues could decrease due to perceived health risks from radio frequency (“RF”) energy.

The government imposes requirements and other guidelines relating to RF energy. Exposure to high levels of RF energy can cause negative health effects.

The potential connection between exposure to low levels of RF energy and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. According to the Federal Communications Commission (the “FCC”), the results of these studies to date have been inconclusive. However, public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, health risks could cause a decrease in the demand for wireless communications services. Moreover, if a connection between exposure to low levels of RF energy and possible negative health effects, including cancer, were demonstrated, we could be subject to numerous claims. If we were subject to claims relating to RF energy, even if such claims were not ultimately found to have merit, our financial condition could be materially and adversely affected.

Our business is subject to government regulations and changes in current or future regulations could harm our business.

We are subject to federal, state and local regulation of our business. In particular, both the Federal Aviation Administration (“FAA”) and FCC regulate the construction and maintenance of antenna towers and structures that support wireless communications and radio and television antennas. In addition, the FCC separately licenses and regulates wireless communications equipment and television and radio stations operating from such towers and structures. FAA and FCC regulations govern construction, lighting, painting and marking of towers and structures and may, depending on the characteristics of the tower or structure, require registration of the tower or structure. Certain proposals to construct new towers or structures or to modify existing towers or structures are reviewed by the FAA to ensure that the tower or structure will not present a hazard to air navigation.

Antenna tower owners and antenna structure owners may have an obligation to mark or paint towers or structures or install lighting to conform to FAA and FCC regulations and to maintain such marking, painting and lighting. Antenna tower owners and antenna structure owners may also bear the responsibility of notifying the FAA of any lighting outages. Certain proposals to operate wireless communications and radio or television stations from antenna towers and structures are also reviewed by the FCC to ensure compliance with environmental impact requirements. Failure to comply with existing or future applicable requirements may lead to civil penalties or other liabilities and may subject us to significant indemnification liability to our customers against any such failure to comply. In addition, new regulations may impose additional costly burdens on us, which may affect our revenues and cause delays in our growth.

Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, vary greatly, but typically require antenna tower and structure owners to obtain approval from local officials or community standards organizations prior to tower or structure construction or modification. Local regulations can delay, prevent, or increase the cost of new construction, co-locations, or site upgrades, thereby limiting our ability to respond to customer demand. In addition, new regulations may be adopted that increase delays or result in additional costs to us. These factors could have a material adverse effect on our future growth and operations.

Our towers are subject to damage from natural disasters.

Our towers are subject to risks associated with natural disasters such as tornadoes and hurricanes. We maintain insurance to cover the estimated cost of replacing damaged towers, but these insurance policies are subject to loss limits and deductibles. We also maintain third party liability insurance, subject to loss limits and deductibles, to protect us in the event of an accident involving a tower. A tower accident for which we are uninsured or underinsured, or damage to a significant number of our towers, could require us to make significant capital expenditures and may have a material adverse effect on our operations or financial condition.

We could have liability under environmental laws that could have a material adverse effect on our business, financial condition and results of operations.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state, local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes. As owner, lessee or operator of numerous tower sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with these laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on our subsidiaries for cash flow may negatively affect our business.

We are a holding company with no business operations of our own. Our only significant asset is, and is expected to be, the outstanding capital stock and membership interests of our subsidiaries. We conduct, and expect to conduct, all of our business operations through our subsidiaries. Accordingly, our ability to pay our obligations is dependent upon dividends and other distribution from our subsidiaries to us. Additionally, SBA Properties as the borrower under the CMBS Transaction must repay the components of the mortgage loan thereto. If SBA Properties’ cash flow is insufficient to cover such repayments, we may be required to refinance the mortgage loan or sell a portion or all of our interests in the 1,714 tower sites that among other things, secure, along with their operating cash flows, the mortgage loan. Other than the amounts required to make repayment of amounts under the CMBS Transaction, we currently expect that the earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including servicing their debt obligations. Our operating subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise to pay the principal, interest and other amounts on the bridge loan, or repay the components of the mortgage loan pursuant to the CMBS Transaction (other than SBA Properties, as the borrower, and SBA CMBS-1 Guarantor LLC and CMBS-1 Holdings, LLC, as guarantors), or make any funds available to us for payment. The ability of our operating subsidiaries to pay dividends or transfer assets to us may be restricted by applicable state law and contractual restrictions, including the terms of the senior revolving credit facility, the bridge loan and the CMBS Certificates.

We have adopted anti-takeover provisions that could make it more difficult for a third party to acquire us.

Provisions of our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. We adopted a shareholder rights agreement, which could make it considerably more difficult or costly for a person or group to acquire control of us in a transaction that our board of directors opposes. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our Class A common stock, or could limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

Future sales of our Class A common stock in the public market or the issuance of other equity may adversely affect the market price of our Class A common stock and our ability to raise funds in new equity or equity-related offerings.

Sales of a substantial number of shares of our Class A common stock or other equity-related securities in the public market, including sales by any selling shareholder, could depress the market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Class A common stock or other equity-related securities would have on the market price of our Class A common stock.

Pursuant to our acquisition of AAT, we issued 17,059,336 newly issued shares of our Class A common stock to the prior owner of AAT. In connection with the AAT Acquisition, we agreed to register for resale all of these 17,059,336 shares. On May 1, 2006, we filed a prospectus supplement registering for sale, from time to time, all of these shares. Of the 17,059,336 shares of Class A common stock, 9,200,000 shares are contractually restricted and cannot be sold for two years unless they are sold through a marketed secondary offering or approved block trade (as defined in the AAT stock purchase agreement) or until the selling shareholder holds less than 2,500,000 of the contractually restricted shares. The shares of Class A common stock offered in this offering constitute 15,790,000 of the 17,059,336 shares that were issued in the AAT Acquisition and all of the contractually restricted shares. Upon completion of this offering, the prior owner of AAT will still own 3,328,901 shares (1,269,336 if the underwriters exercise the full amount of their over-allotment option) that may be sold, from time to time, without restriction.

The market price of our Class A common stock could be affected by significant volatility.

The market price of our Class A common stock has historically experienced significant fluctuations. The market price of our Class A common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed elsewhere in “Risk Factors” and in “Forward-Looking Statements.” Volatility or depressed market prices of our Class A common stock could make it difficult for you to resell the shares of Class A common stock, when you want or at attractive prices.

Our issuance of equity securities and other associated transactions may trigger a future ownership change which may negatively impact our ability to utilize net operating loss deferred tax assets in the future.

This offering may increase the chance that we will have, or cause, a future ownership change under Section 382 of the Internal Revenue Code of 1986. We may also have a future ownership change, outside of our control, caused by future equity transactions by our current shareholders. Depending on our market value at the time of such future ownership change, an ownership change under Section 382 could negatively impact our ability to utilize our net operating loss deferred tax assets in the event we generate future taxable income. Currently we have recorded a full valuation allowance against our net operating loss deferred tax asset because we have concluded that our loss history indicates that it is not “more likely than not” that such deferred tax assets will be realized.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus supplement and the accompanying prospectus and the documents incorporated by reference contain forward-looking statements regarding:

•	our belief that we will experience continued long-term growth of our site leasing revenues due to increasing minutes of use, network coverage and capacity requirements and as a result of the AAT Acquisition;

•	our strategy to focus our business on the site leasing business, and the consequential shift in our revenue stream and combined segment operating profit from project driven revenues to recurring revenues, predictable operating costs and minimal capital expenditures;

•	our expectations regarding the amount of future expenditures required to maintain our towers;

•	our expectation of growing our cash flows by adding tenants to our towers at minimal incremental costs by using existing tower capacity or requiring wireless service providers to bear all or a portion of the cost of tower modifications;

•	our belief that our towers have significant capacity to accommodate additional tenants;

•	our expectation that site leasing segment operating profit will substantially increase in future periods as a result of the AAT Acquisition;

•	our intention to selectively invest in new tower builds and/or tower acquisitions and to fund such new tower builds and/or acquisitions from cash on hand and our cash flow from operating activities;

•	our intent to purchase and/or enter into long-term leases for the land that underlies our towers if available at commercially reasonable prices;

•	our expectations regarding our new build program and our intent to build 80—100 new towers in 2006;

•	our expectations regarding an increase in cost of site leasing revenues, selling, general and administrative expenses, depreciation and amortization expenses and net loss due to the AAT Acquisition;

•	our expectations regarding the incurrence of up to $10.0 million of one-time transaction, integration and severance costs in connection with the AAT Acquisition;

•	our intent that substantially all of our new builds will at least have one tenant upon completion and our expectation that some will have multiple tenants;

•	our belief regarding our position to capture additional site leasing business in our markets and identify and participate in site development projects across our markets;

•	our expectations regarding borrowings under the senior revolving credit facility during 2006;

•	our estimates regarding our annual debt service and cash interest requirements in 2006 and thereafter;

•	our estimates regarding cash savings in debt service and amortization payments in 2006 as a result of our debt refinancing activities and our intent to continue to reduce our interest expense; and

•	our expectations regarding the adoption of certain accounting pronouncements.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our ability to successfully integrate AAT’s operations with our operations and realize the anticipated synergies from the AAT Acquisition in the expected time frame;

•	our inability to sufficiently increase our revenues and maintain or decrease expenses and cash capital expenditures to permit us to fund operations and meet our obligations as they become due;

•	our ability to refinance or restructure the bridge loan on acceptable terms or at all;

•	our ability to further reduce our interest expense;

•	the inability of our clients to access sufficient capital or their unwillingness to expend capital to fund network expansion or enhancements;

•	our ability to continue to comply with covenants and the terms of our bridge loan and senior revolving credit facility and to access sufficient capital to fund our operations;

•	our ability to secure as many site leasing tenants as planned;

•	our ability to expand our site leasing business and maintain or expand our site development business;

•	our ability to successfully build 80—100 new towers in 2006;

•	our ability to successfully implement our strategy of having at least one tenant on substantially all of our new builds upon completion;

•	our ability to successfully address zoning issues;

•	our ability to retain current lessees on our towers;

•	our ability to realize economies of scale from our tower portfolio; and

•	the continued use of towers and dependence on outsourced site development services by the wireless communications industry.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006:

•	on an actual basis; and

•	as adjusted to give effect to the Recent Transactions.

You should read this table in conjunction with our consolidated financial statements and the notes to those statements, which are incorporated by reference in this prospectus supplement.

	As of March 31, 2006
	Actual	As Adjusted for the Recent Transactions
	(in thousands)
	(unaudited)
Cash and cash equivalents	$59,874	$65,706
Restricted cash(1)	22,193	22,193

	$82,067	$87,899

Long-term debt (including current maturities):
Bridge loan	$—	$1,100,000
CMBS Certificates	405,000	405,000
Senior revolving credit facility	—	—
8 1/2% senior notes due 2012	162,500	—
9 3/4% senior discount notes due 2011	222,157	—

Total long-term debt	$789,657	$1,505,000
Class A common stock (200,000 shares authorized; 85,819 shares issued and outstanding as of March 31, 2006; 102,878 shares issued and outstanding as adjusted for the AAT Acquisition)(2)	858	1,029
Additional paid-in capital	992,660	1,385,663
Accumulated deficit	(933,271)	(988,320)
Accumulated other comprehensive income(3)	15,844	15,844

Total shareholders’ equity	76,091	414,216

Total capitalization	$865,748	$1,919,216

(1)	Restricted cash consists of a current portion in the amount of $11.3 million, $9.7 million of which related to cash held in escrow pursuant to the mortgage loan agreement underlying the CMBS Certificates and $1.6 million of which related to payment and performance bonds issued for our benefit, and a non-current portion in the amount of $10.9 million related to surety bonds issued for our benefit.
(2)	This number of issued shares does not include (a) 5,153,526 shares of Class A common stock issuable upon exercise of outstanding stock options; (b) 12,888,283 shares that are reserved for issuance upon the exercise of options that may be granted in the future under our 2001 Equity Participation Plan; (c) 653,138 shares that are reserved for issuance under our 1999 Employee Stock Purchase Plan; or (d) approximately 2,305,906 shares of Class A common stock issuable under our registration statement on Form S-4 in connection with acquisition transactions or earn-out obligations under prior acquisition transactions.
(3)	This relates to the fair value, net of applicable income taxes, of three forward-starting interest rate swap agreements, with an aggregate notional principal amount of $200 million.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Class A common stock in this offering by the selling shareholder.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is quoted on the Nasdaq National Market under the symbol “SBAC.” The following table sets forth, for the periods indicated, the range of high and low bid prices for our Class A common stock. On May 16, 2006 the last reported sale price for our Class A common stock was $24.33 per share.

	Price Range of Class A common stock
Quarter Ended	High	Low
June 30, 2006 (through May 16, 2006)	$28.20	$22.39

March 31, 2006	$24.55	$17.77
December 31, 2005	19.46	14.15
September 30, 2005	16.84	13.40
June 30, 2005	14.31	8.21

March 31, 2005	$10.10	$7.96
December 31, 2004	10.62	6.81
September 30, 2004	7.11	4.15
June 30, 2004	4.74	3.10

As of May 8, 2006, there were 156 record holders of our Class A common stock.

We have never paid a dividend on our Class A common stock and anticipate that we will retain future earnings, if any, to fund the development and growth of our business. Consequently, we do not anticipate paying cash dividends on our Class A common stock at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are a leading independent owner and operator of wireless communications towers. Our principal business line is our site leasing business. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own, manage or lease from others. The towers that we own have been constructed by us at the request of a wireless service provider, constructed based on our own initiative or acquired. As of March 31, 2006, we owned 3,396 towers, the substantial majority of which have been built by us or built by other tower owners or operators who, like us, have built such towers taking into consideration co-location opportunities. As a result of the AAT Acquisition, we own over 5,200 towers in the United States, Puerto Rico and the U.S. Virgin Islands.

In addition, through our site development business, we offer wireless service providers assistance in developing and maintaining their own wireless service networks.

Operating results in prior periods may not be meaningful predictors of future results. You should be aware of the significant changes in the nature and scope of our business when reviewing the ensuing discussion of comparative historical results.

Recent Developments

On April 27, 2006, we completed the AAT Acquisition. The total purchase price paid was (i) $634.0 million in cash and (ii) 17,059,336 newly issued shares of our Class A common stock. Simultaneously with the closing of the AAT Acquisition, we repurchased 100% of the aggregate outstanding amount of our 9 3/4% senior discount notes and 100% of the aggregate outstanding amount of our 8 1/2% senior notes pursuant to tender offers and consent solicitations for an aggregate of $438.2 million, including accrued interest on the 8 1/2% senior notes and the accretion amount applicable to the 9 3/4% senior discount notes.

In order to fund the cash consideration for the AAT Acquisition and the amounts necessary to repurchase the outstanding notes, Senior Finance, an indirect wholly-owned subsidiary of ours, entered into a credit agreement for a $1.1 billion term loan, among Senior Finance, JPMorgan Chase Bank, N.A., and DB Structured Products Inc. The bridge loan matures on September 12, 2006 and may be extended to January 27, 2007, at our option, provided that (i) no default or event of default shall have occurred and be continuing and (ii) each of the representations and warranties of Senior Finance, us and certain of our subsidiaries are true and correct in all material respects on and as of such date. Loans outstanding under the bridge loan are Eurodollar loans, unless converted to alternate base rate loans as provided in the bridge loan credit agreement. Eurodollar loans accrue interest at a rate per annum equal to the Eurodollar rate plus a margin of 2.00% calculated on the basis of a 360-day year. If the bridge loan is extended, the interest rate margin shall be increased to 2.75%. Senior Finance may prepay the bridge loan, in whole or in part, without premium or penalty. Amounts borrowed under the bridge loan are secured by a first lien on substantially all of Senior Finance’s assets and are guaranteed by us and certain of our subsidiaries, which guarantee is secured by a first lien on substantially all of our and such subsidiaries’ non-real estate assets.

Concurrently with the closing of the bridge loan, we entered into an Omnibus Agreement with our lenders under our senior revolving credit facility and the bridge loan lenders. Pursuant to the Omnibus Agreement, the senior revolving credit facility lenders consented to the bridge loan and the AAT Acquisition. In addition, until the bridge loan is paid in full, we have agreed not to request, and the senior revolving credit facility lenders have agreed not to make, any loans or issue any letters of credit under the senior revolving credit facility. Furthermore, the senior revolving credit facility lenders have agreed that all liens, with certain exceptions, whether now existing or hereafter arising, in favor of the senior revolving credit facility lenders securing the obligations under the senior revolving credit facility will be junior in priority to all liens in favor of the bridge loan lenders securing the obligations under the bridge loan. Pursuant to the Omnibus Agreement, all representations, warranties and covenants, with certain exceptions, under the senior revolving credit facility are suspended and of no force and effect until such time as the bridge loan is repaid.

As of March 31, 2006, AAT owned 1,850 tower sites and had under management over 5,000 actual or potential communications sites, of which 607 are revenue producing. As a result of the AAT Acquisition, we own and operate over 5,200 towers in 47 of the 48 contiguous United States, Puerto Rico and the U.S. Virgin Islands.

Site Leasing Services

Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. Site leasing revenues are received primarily from wireless service provider tenants, including Alltel, Cingular, Sprint Nextel, T-Mobile and Verizon Wireless. Revenues from these clients are derived from numerous different tenant leases. Each tenant lease relates to the lease or use of space at an individual tower site. As of March 31, 2006, our tenant leases generally had initial terms of five years and were renewable for five 5-year periods at the option of the tenant. Almost all of these tenant leases contain specific rent escalators, which average 3-4% per year, including the renewal option periods. Tenant leases are generally paid on a monthly basis and revenue from site leasing is recorded monthly on a straight-line basis over the current term of the related lease agreements. Rental amounts received in advance are recorded in deferred revenue.

Cost of site leasing revenue primarily consists of:

•	rental payments on ground and other underlying property leases;

•	straight line rent adjustment for the difference between rental payments made and expense recorded as if the payments had been made evenly throughout the minimum lease term (which may include renewal terms) of the underlying property leases;

•	site maintenance and monitoring costs (exclusive of employee related costs);

•	utilities;

•	property insurance; and

•	property taxes.

For any given tower, such costs are relatively fixed over a monthly or an annual time period. As such, operating costs for owned towers do not generally increase significantly as a result of adding additional customers to the tower. The amount of other direct costs associated with operating a tower varies from site to site depending on the taxing jurisdiction and the height and age of the tower but typically do not make up a large percentage of total operating costs. The ongoing maintenance requirements are typically minimal and include replacing lighting systems, painting towers or upgrading or repairing access roads or fencing. As of March 31, 2006, our ground leases were generally for an initial term of five years or more with multiple renewal options of five year periods at our option and provided for rent escalators which typically average 3%-4% annually or provided for term escalations of approximately 15%.

Our site leasing business generates substantially all of our combined segment operating profit. As indicated in the chart below, during the first quarters of 2005 and 2006 our site leasing business generated 65% of our total revenue and represented a substantial portion of our combined segment operating profit.

	For the three months ended March 31,
	2005	2006
	(in thousands except for percentages)
Site leasing revenue	$38,342	$45,029
Site leasing segment revenue as a percentage of total revenue	65.8%	65.4%
Site leasing segment operating profit	$26,297	$32,698
Site leasing operating profit percentage contribution of combined segment operating profit	97.4%	94.7%

As a result of the AAT Acquisition, we expect that site leasing revenue and site leasing segment operating profit will increase substantially in future periods. We believe that over the long-term our site leasing revenues will continue to grow as wireless service providers lease additional antenna space on our towers due to increasing minutes of network use and network coverage requirements. We believe our site leasing business is characterized by stable and long-term recurring revenues, predictable operating costs and minimal capital expenditures. Due to the relatively young age and mix of our tower portfolio, we expect future expenditures required to maintain these towers to be minimal. Consequently, we expect to grow our cash flows by adding tenants to our towers at minimal incremental costs by using existing tower capacity or requiring wireless service providers to bear all or a portion of the cost of tower modifications. Furthermore, because our towers are strategically positioned and our customers typically do not re-locate, we have historically experienced low customer churn as a percentage of revenue.

Site Development Services

Our site development business is a corollary to our site leasing business, and provides us the ability to (1) keep in close contact with the wireless service providers who generate substantially all of our site leasing revenue and (2) capture ancillary revenues that are generated by our site leasing activities, such as antenna installation and equipment installation at our tower locations. Our site development services business consists of two segments, site development consulting and site development construction, through which we provide wireless service providers a full range of end-to-end services. We principally perform services for third parties in our core, historical areas of wireless expertise, specifically site acquisition, zoning, technical services and construction.

Site development services revenues are received primarily from wireless service providers or companies providing development or project management services to wireless service providers. Our site development customers engage us on a project-by-project basis, and a customer can generally terminate an assignment at any time without penalty. Site development projects, both consulting and construction, include contracts on a time and materials basis or a fixed price basis. The majority of our site development services are billed on a fixed price basis. Time and materials based site development contracts are billed and revenue is recognized at contractual rates as the services are rendered. Our site development consulting projects generally take from three to twelve months to complete. For those site development consulting contracts in which we perform work on a fixed price basis, we bill the client, and recognize revenue, based on the completion of agreed upon phases of the project on a per site basis. Upon the completion of each phase, we recognize the revenue related to that phase.

Our revenue from construction projects is recognized on the percentage-of-completion method of accounting, determined by the percentage of cost incurred to date compared to management’s estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on the contracts. These amounts are based on estimates, and the uncertainty inherent in the estimates initially is reduced as work on the contracts nears completion. Revenue from our site development construction business may fluctuate from period to period depending on construction activities, which are a function of the timing and amount of our clients’ capital expenditures, the number and significance of active customer engagements during a period, weather and other factors.

Cost of site development consulting revenue and construction revenue include all costs of materials, salaries and labor, including payroll taxes, subcontract labor, vehicle expense and other costs directly and indirectly related to the projects. All costs related to site development consulting projects and construction projects are recognized as incurred.

The table below provides the percentage of total company revenues and total segment operating profit contributed by site development services for the three months ended March 31, 2006 and 2005.

	For the three months ended March 31,
	Percentage of Revenues		Operating Profit Contribution
	2005	2006	2005	2006
Site development consulting	5.3%	5.1%	0.9%	1.7%
Site development construction	28.9%	29.5%	1.7%	3.6%

RESULTS OF OPERATIONS

Three months ended March 31, 2006 compared to three months ended March 31, 2005

Revenues:

	For the three months ended March 31,
	2005	Percentage of Revenues	2006	Percentage of Revenues	Percentage Change
	(in thousands except for percentages)
Site leasing	$38,342	65.8%	$45,029	65.4%	17.4%
Site development consulting	3,087	5.3%	3,473	5.1%	12.5%
Site development construction	16,875	28.9%	20,302	29.5%	20.3%

Total revenues	$58,304	100.0%	$68,804	100.0%	18.0%

The growth of our site leasing revenue is primarily due to an increase in the number of tenants and the amount of equipment added to our towers. As of March 31, 2006, we had 8,466 tenants as compared to 7,632 at March 31, 2005. Also, site leasing revenue has increased as a result of an increase in the number of towers owned to 3,396 at March 31, 2006 from 3,113 at March 31, 2005. Additionally, we have experienced, on average, higher rents per tenant due to higher rents from new tenants, higher rents upon renewals by existing tenants and additional equipment added by existing tenants. Site development construction revenue increased as a result of higher activity among a larger number of wireless customers in the first quarter of 2006 as compared to the first quarter of 2005. As a result of the AAT Acquisition, we expect that site leasing revenue will substantially increase in future periods.

Operating expenses:

	For the three months ended March 31,
	2005	2006	Percentage Change
	(in thousands)
Cost of revenues (exclusive of depreciation, accretion and amortization):
Site leasing	$12,045	$12,331	2.4%
Site development consulting	2,829	2,876	1.7%
Site development construction	16,420	19,056	16.1%
Selling, general and administrative	7,200	8,703	(20.9)%
Asset impairment charges and other charges	231	—	(100.0)%
Depreciation, accretion and amortization	21,643	21,008	(2.9)%

Total operating expenses	$60,368	$63,974	6.0%

Site development construction cost of revenue increased primarily as a result of the increase in overall volume of work mentioned above. Selling, general and administrative expense increased as a result of higher salaries and benefits as a result of higher head count in the first quarter of 2006 versus the same period of 2005, as well as the result of the expensing of stock option grants in accordance with SFAS 123R in the amount of $1.0 million for the first quarter of 2006 versus $0.1 million in the first quarter of 2005.

As a result of the AAT Acquisition, we expect that cost of site leasing revenues will substantially increase in future periods. We also anticipate an increase in selling, general and administrative expenses due to the AAT Acquisition, but not at a level proportional to the increase in site leasing cost of revenue. In addition, depreciation and amortization expense is expected to materially increase as a result of the AAT Acquisition. In addition, we expect to incur up to $10.0 million of one-time transaction, integration and severance costs in connection with the AAT Acquisition.

Operating income (loss) from continuing operations:

	For the three months ended March 31,		Percentage Change
	2005	2006
	(in thousands)
Operating income (loss) from continuing operations	$(2,064)	$4,830	334.1%

The decrease in operating loss from continuing operations primarily was a result of higher revenues without a commensurate increase in cost of sales in the site leasing and site development construction segments offset by an increase in non-cash compensation expense.

Segment operating profit:

	For the three months ended March 31,		Percentage Change
	2005	2006
	(in thousands)
Segment operating profit
Site leasing	$26,297	$32,698	24.3%
Site development consulting	258	597	131.4%
Site development construction	455	1,246	174.0%

	$27,010	$34,541	27.9%

The increase in site leasing segment operating profit was related primarily to additional revenue per tower generated by the increased number of tenants and tenant equipment on our sites in first quarter of 2006 versus first quarter of 2005, without a commensurate increase in the cost of revenues (excluding depreciation, accretion, and amortization) due to property tax reductions and tower operating cost reduction initiatives. As a result of the AAT Acquisition, we expect that site leasing segment operating profit will substantially increase in future periods.

Other income (expense):

	For the three months ended March 31,		Percentage Change
	2005	2006
	(in thousands)
Interest income	$247	$853	245.3%
Interest expense	(10,004)	(8,349)	(16.5)%
Non-cash interest expense	(7,342)	(5,265)	(28.3)%
Amortization of deferred financing fees	(798)	(876)	9.8%
Loss from write-off of deferred financing fees and extinguishment of debt	(1,486)	—	(100.0)%
Other income	150	—	(100.0)%

Total other expense	$(19,233)	$(13,637)	(29.1)%

Interest expense and non-cash interest expense decreased primarily as a result of the redemptions of 35% of our 9 3/4% senior discount notes and our 8 1/2% senior notes from the gross proceeds of our May and October 2005 equity offerings totaling $226.9 million. The loss from write-off of deferred financing fees and extinguishment of debt is attributable to the redemption of the remaining $50.0 million of our 10 1/4% senior notes for the three months ended March 31, 2005.

Adjusted EBITDA:

	For the three months ended March 31,
	2005	2006	Percentage Change
	(in thousands)
Adjusted EBITDA	$20,882	$27,386	31.1%

The increase in adjusted EBITDA was primarily the result of stronger performance of the site leasing segment for the three months ended March 31, 2006 versus the three months ended March 31, 2005.

Discontinued operations:

	For the three months ended March 31,		Percentage Change
	2005	2006
	(in thousands)
Loss from discontinued operations, net of income taxes	$(170)	$—	(100.0)%

Loss from discontinued operations decreased from $0.2 million for the three months ended March 31, 2005 as compared to the three months ended March 31, 2006. This decrease was due to the runoff of activities in the first quarter of 2005 related to our Western services business which was sold in June 2004.

Net loss:

	For the three months ended March 31,
	2005	2006	Percentage Change
	(in thousands)
Net loss	$(21,713)	$(9,205)	(57.6)%

Net loss decreased to $9.2 million for the three months ended March 31, 2006 from $21.7 million for the three months ended March 31, 2005. The decrease in net loss is primarily a result of improved operating income (loss) from continuing operations, lower interest expense and non-cash interest expense, and a decrease in write-off of deferred financing fees and extinguishment of debt for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. As a result of the loss from deferred financing fees and extinguishment of debt relating to the AAT Acquisition, we expect net loss for June 30, 2006 to be materially higher than the three months ended March 31, 2006.

Year Ended 2005 Compared to Year Ended 2004

Revenues:

	For the year ended December 31,
	2004	Percentage of Revenues	2005	Percentage of Revenues	Percentage Change
	(in thousands except for percentages)
Site leasing	$144,004	62.2%	$161,277	62.0%	12.0%
Site development consulting	14,456	6.2%	13,549	5.2%	(6.3)%
Site development construction	73,022	31.6%	85,165	32.8%	16.6%

Total revenues	$231,482	100.0%	$259,991	100.0%	12.3%

Site leasing revenue increased due to the increased number of new tenant installations, the amount of lease amendments related to equipment added to our towers and the towers we acquired and constructed during 2005. As of December 31, 2005, we had 8,278 tenants as compared to 7,449 tenants at December 31, 2004. During the year ended 2005, 82% of contractual revenues from new leases and amendments executed in 2005 were related to new tenant installation and 18% were related to additional equipment being added by existing tenants. During the year ended 2004, 88% of contractual revenues from new leases and amendments executed in 2004 were related to new tenant installation and 12% were related to additional equipment being added by existing tenants. Additionally, we have experienced higher average rents per tenant due to higher rents from new tenants, higher rents upon renewal by existing tenants and additional equipment added by existing tenants. Lastly, we added 244 towers to our portfolio in 2005 versus only 15 towers in 2004.

Site development construction revenue increased primarily as a result of revenue generated from a services contract with Cingular in the North and South Carolina markets that was only in its initial stages in 2004. The increase in site development construction revenue is also a result of an increase in the overall volume of work in the second, third, and fourth quarters of 2005 as compared to the same periods of 2004.

Operating Expenses:

	For the year ended December 31,
	2004	2005	Percentage Change
	(in thousands)
Cost of revenues (exclusive of depreciation, accretion and amortization):
Site leasing	$47,283	$47,259	(0.1)%
Site development consulting	12,768	12,004	(6.0)%
Site development construction	68,630	80,689	17.6%
Selling, general and administrative	28,887	28,178	(2.5)%
Restructuring and other charges	250	50	(80.0)%
Asset impairment charges	7,092	398	(94.4)%
Depreciation, accretion and amortization	90,453	87,218	(3.6)%

Total operating expenses	$255,363	$255,796	0.2%

Site development construction cost of revenue increased primarily as a result of the increase in volume related to the Cingular contract mentioned above, as well as an increase in the overall volume of work in the second, third, and fourth quarters of 2005 as compared to the same periods of 2004.

Asset impairment charges decreased as a result of impairment charges taken on one tower for $0.2 million and the remaining value of the microwave network equipment of $0.2 million for the year ended December 31, 2005 as opposed to charges on 40 towers of $2.6 million and microwave network equipment of $4.5 million for the year ended December 31, 2004.

Operating Income (Loss) From Continuing Operations:

	For the year ended December 31,
	2004	2005
	(in thousands)
Operating income (loss) from continuing operations	$(23,881)	$4,195

The decrease in operating loss from continuing operations primarily was a result of higher revenues and lower overall operating expenses, in particular asset impairment charges, and a decrease in depreciation, accretion and amortization expense in 2005 as compared to 2004.

Segment Operating Profit:

	For the year ended December 31,
	2004	2005	Percentage Change
	(in thousands)
Segment operating profit
Site leasing	$96,721	$114,018	17.9%
Site development consulting	1,688	1,545	(8.5)%
Site development construction	4,392	4,476	1.9%

	$102,801	$120,039	16.8%

The increase in site leasing segment operating profit was related primarily to additional revenue per tower generated by the increased number of tenants and tenant equipment on our sites in 2005 versus 2004, without a commensurate increase in the cost of revenues (excluding depreciation, accretion, and amortization) due to property tax reductions and tower operating cost reduction initiatives.

Other Income (Expense):

	For the year ended ended December 31,
	2004	2005	Percentage Change
	(in thousands)
Interest income	$516	$2,096	306.2%
Interest expense	(47,460)	(40,511)	(14.6)%
Non-cash interest expense	(28,082)	(26,234)	(6.6)%
Amortization of deferred financing fees	(3,445)	(2,850)	(17.3)%
Loss from write-off of deferred financing fees and extinguishment of debt	(41,197)	(29,271)	(28.9)%
Other	236	31	(86.9)%

Total other expense	$(119,432)	$(96,739)	(19.0)%

Interest expense, non-cash interest expense, and amortization of deferred financing fees decreased primarily as a result of the redemptions of 35% of our 9 3/4% senior discount notes and our 8 1/2% senior notes from the gross proceeds of our May and October equity offerings totaling $226.9 million in 2005.

The decrease in loss from write-off of deferred financing fees and extinguishment of debt was attributed to the write-off of $10.2 million of deferred financing fees and $19.1 million of losses on the extinguishment of debt resulting from the retirement of our 10 1/4% senior notes, refinancing our senior revolving credit facility, and redemptions of 35% of our 9 3/4% senior discount notes and our 8 1/2% senior notes for the year ended December 31, 2005, versus a write-off of $13.1 million of deferred financing fees and $28.1 million of losses on the extinguishment of debt associated with the early retirement of our 12% senior discount notes, a significant portion of our 10 1/4% senior notes and the termination of a prior senior revolving credit facility in the year ended December 31, 2004.

Adjusted EBITDA:

	For the year ended December 31,
	2004	2005	Percentage Change
	(in thousands)
Adjusted EBITDA	$78,794	$95,322	21.0%

The increase in adjusted EBITDA was primarily the result of stronger performance of the site leasing segment operating profit for the year ended December 31, 2005 versus the year ended December 31, 2004.

Discontinued Operations, Net of Income Taxes:

	For the year ended December 31,
	2004	2005	Percentage Change
	(in thousands)
Loss from discontinued operations, net of income taxes	$(3,257)	$(61)	98.1%

Loss from discontinued operations of $3.3 million in 2004 was primarily a result of the loss on the western services business, which was sold in 2004, as compared to only trailing cost of $0.06 million recorded in 2005.

Net Loss:

	For the year ended December 31,
	2004	2005	Percentage Change
	(in thousands)
Net loss	$(147,280)	$(94,709)	35.7%

The decrease in net loss is primarily a result of improved operating income (loss) from continuing operations, lower asset impairment charges, lower depreciation, accretion, and amortization expense and lower interest expense and non-cash interest expense for the year ended December 31, 2005 as compared with the year ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

SBA Communications Corporation (“SBA Communications”) is a holding company with no business operations of its own. Our only significant asset is the outstanding capital stock of SBA Telecommunications, Inc. (“Telecommunications”) which is also a holding company that owns the outstanding capital stock of Senior Finance. Senior Finance owns, directly or indirectly, all the equity interests in each of our subsidiaries with one exception. Senior Finance owns indirectly 50% of the membership interests of CA Towers LLC, which owns a single tower. We conduct all of our business operations through our Senior Finance subsidiaries.

Accordingly, our only source of cash to pay our obligations, other than financings, is distributions with respect to our ownership interest in our subsidiaries from the net earnings and cash flow generated by these subsidiaries. The ability of our subsidiaries to pay cash or stock dividends is restricted under the terms of our CMBS Certificates and our other debt instruments.

A summary of our cash flows is as follows:

For the three months ended March 31, 2006
(in thousands)
Cash provided by operating activities	$15,212
Cash used in investing activities	(10,525)
Cash provided by financing activities	9,253

Increase in cash and cash equivalents	13,940
Cash and cash equivalents, December 31, 2005	45,934

Cash and cash equivalents, March 31, 2006	$59,874

Sources of Liquidity:

We have traditionally funded our growth, including our tower portfolio growth, through borrowings under our senior revolving credit facility, long-term indebtedness and equity issuances. In addition, we have recently begun to fund our growth with cash from operating activities.

During the past few years, we have pursued a strategy of refinancing our higher cost long term debt with lower cost debt and equity in order to lower our total indebtedness and our interest expense. As a result of these initiatives, we redeemed and/or repurchased in the open market an aggregate of $249.3 million of our high-yield debt during 2005. At March 31, 2006 we had $222.2 million aggregate principal amount outstanding of our 9 3/4% senior discount notes (which were originally issued in December 2003) and $162.5 million aggregate principal amount outstanding of our 8 1/2% senior notes (which were originally issued in December 2004). In addition, we had $405.0 million of CMBS Certificates issued by SBA CMBS Trust, an indirect subsidiary of ours.

On December 22, 2005, we closed on a senior secured $160.0 million senior revolving credit facility, which may be borrowed, repaid and redrawn, subject to compliance with certain covenants. The senior revolving credit facility matures on December 21, 2007. Amounts borrowed under the facility accrue interest at LIBOR plus a margin that ranges from 75 basis points to 200 basis points or at a base rate plus a margin that ranges from 12.5 basis points to 100 basis points. Amounts borrowed under this facility are secured by a first lien on substantially all of Senior Finance II’s assets and are guaranteed by certain of our other subsidiaries. No amounts were outstanding under this facility at March 31, 2006. As of March 31, 2006, we were in full compliance with the terms of the new senior revolving credit facility and had the ability to draw an additional $66.0 million (giving effect to leverage limitations contained in the indenture governing the 9 3/4% senior discount notes). However, as further discussed below, we have agreed not to request, and the senior revolving credit facility lenders have agreed not to make, any loans under our senior revolving credit facility until the bridge loan that we entered into in connection with the AAT Acquisition is repaid.

Cash provided by operating activities was $15.2 million for the three months ended March 31, 2006. This was primarily the result of segment operating profit (excluding depreciation, accretion, and amortization) from the site leasing segment, net of interest expense and selling, general, and administrative expenses during the quarter.

Registration Statements

In connection with our equity issuances, we have on file with the SEC a shelf registration statement on Form S-4 registering shares of Class A common stock that we may issue in connection with the acquisition of wireless communication towers or companies that provide related services. During the three months ended March 31, 2006, we did not issue any shares of Class A common stock under this registration statement. As of March 31, 2006, we had approximately 2.3 million shares of Class A common stock remaining under this shelf registration statement.

We also have on file with the SEC a universal shelf registration statement registering Class A common stock, preferred stock, debt securities, depositary shares or warrants. During the three months ended March 31, 2006, we did not issue any securities under this shelf registration. As of March 31, 2006, we can issue up to $21.4 million of securities under this shelf registration statement.

On April 14, 2006, we filed with the SEC an automatic shelf registration statement for well-known seasoned issuers on Form S-3ASR. This registration statement enables us to offer our Class A common stock, shares of preferred stock, which may be represented by depositary shares, unsecured senior, senior subordinated or subordinated debt securities; and warrants to purchase any of these securities. Under the rules governing the automatic shelf registration statements, we will file a prospectus supplement and advise the SEC of the amount and type of securities each time we issue securities under this registration statement.

Uses of Liquidity:

Our principal use of liquidity is cash capital expenditures associated with the growth of our tower portfolio. Our cash capital expenditures for the quarter ended March 31, 2006 were $29.9 million. Included in this amount was $2.8 million related to new tower construction, $0.7 million for maintenance tower capital expenditures, $1.3 million for augmentations and tower upgrades, $0.8 million for general corporate expenditures, and $0.9 million for ground lease purchases. In addition, we had cash capital expenditures of $23.4 million in connection with the acquisition of 78 towers, related prorated rental receipts and payments, and earnouts for the three months ended March 31, 2006.

The $2.8 million of new tower construction included costs associated with the completion of 15 new towers during 2006 and costs incurred on sites currently in process. As of May 8, 2006, we plan to make total cash capital expenditures during 2006 of $29.0 million to $35.0 million primarily in connection with our plans to build between 80 and 100 towers, and to make cash expenditures of approximately $26.2 million relating to the acquisition of 106 towers already acquired or under signed purchase agreements as of May 8, 2006. All of these planned capital expenditures are expected to be funded by cash on hand, cash flow from operations, and/or through the issuances of our Class A common stock in connection with tower acquisitions.

We estimate we will incur approximately $1,000 per tower per year for capital improvements or modifications to our towers. All of these planned capital expenditures are expected to be funded by cash on hand and cash flow from operations. The exact amount of our future capital expenditures will depend on a number of factors including amounts necessary to support our tower portfolio and our new tower build program.

Debt Service Requirements:

At March 31, 2006, we had $162.5 million aggregate principal amount outstanding of our 8 1/2% senior notes. These notes were to mature on December 1, 2012. Interest on these notes was payable June 1 and December 1 of each year. Based on amounts outstanding at March 31, 2006, annual debt service requirements would have been approximately $13.8 million. In addition, at March 31, 2006 we had $222.2 million aggregate principal amount outstanding of our 9 3/4% senior discount notes. The 9 3/4% senior discount notes were to accrete in value until December 15, 2007 at which time the notes would have accreted to a principal balance of $261.3 million. These notes were to mature December 15, 2011. Interest on these notes was payable June 15 and December 15, beginning June 15, 2008. As discussed above under Recent Developments, we repurchased 100% of the outstanding amounts of both our 8 1/2% senior notes and our 9 3/4% senior discount notes in connection with the AAT Acquisition.

At March 31, 2006, we had $405.0 million outstanding of our CMBS Certificates. The CMBS Certificates have an anticipated repayment date of November 15, 2010. Interest on the CMBS Certificates is payable monthly in arrears, generally on the 15th day of each month. Based on the amounts outstanding at March 31, 2006, annual debt service on these notes is $22.7 million.

At March 31, 2006, we had no amounts outstanding under our senior revolving credit facility. Pursuant to the terms of an Omnibus Agreement that we entered into in connection with the AAT Acquisition, we have agreed not to request and the senior revolving credit facility lenders have agreed not to make, any loans or issue any letters of credit under the senior revolving credit facility until the bridge loan is fully repaid. Consequently, we do not anticipate having outstanding borrowings under the senior revolving credit facility during 2006. We will continue to be responsible for commitment fees of approximately $0.6 million annually under our senior revolving credit facility.

As discussed below, on April 27, 2006 we entered into a $1.1 billion bridge loan. Interest accrues at a rate per annum equal to the Eurodollar rate plus a margin of 2.00% until September 12, 2006, and if the bridge loan is extended, the interest rate margin shall be increased to 2.75%. Based on the amounts outstanding at April 27, 2006 and the Eurodollar rate in effect at the date of closing through the extended maturity date of January 27, 2007, the debt service on the bridge loan will be approximately $61.8 million.

Capital Instruments:

Senior Notes and Senior Discount Notes

Our 8 1/2% senior notes were unsecured and pari passu in right of payment with our other existing and future senior indebtedness. Our 9 3/4% senior discount notes, which were co-issued with SBA Telecommunications, were unsecured, ranked pari passu with the senior indebtedness and were structurally senior to all indebtedness of SBA Communications. Both the 8 1/2% senior notes and the 9 3/4% senior discount notes placed certain restrictions on, among other things, the incurrence of debt and liens, issuance of preferred stock, payment of dividends or other distributions, sale of assets, transactions with affiliates, sale and leaseback transactions, certain investments and our ability to merge or consolidate with other entities. As discussed above under Recent Developments, we repurchased 100% of the aggregate principal amounts outstanding of both our 8 1/2% senior notes and our 9 3/4% senior discount notes in connection with the AAT Acquisition.

CMBS Certificates

On November 18, 2005, a subsidiary of ours sold in a private transaction $405.0 million of CMBS Certificates, Series 2005-1. The CMBS Certificates consist of five classes, all of which are rated investment grade, as indicated in the table below:

Subclass	Initial Subclass Principal Balance	Pass through Interest Rate
	(in thousands)
2005-1A	$238,580	5.369%
2005-1B	48,320	5.565%
2005-1C	48,320	5.731%
2005-1D	48,320	6.219%
2005-1E	21,460	6.706%

	$405,000	5.608%

The contract weighted average fixed interest rate of the Certificates is 5.6%, and the effective weighted average fixed interest rate is 4.8% after giving effect to a settlement gain of two interest rate swap agreements entered in contemplation of the transaction. The CMBS Certificates have an expected life of five years with a final repayment date in 2035. The proceeds of the CMBS Certificates were primarily used to purchase the prior senior revolving credit facility of Senior Finance and to fund reserves and pay expenses associated with the offering.

The purpose of the CMBS Transaction was to refinance our prior senior revolving credit facility and therefore continue to improve our balance sheet. In connection with the CMBS Transaction, the prior senior revolving credit facility was amended and restated to replace SBA Properties as the new borrower, to completely release Senior Finance and the other guarantors of any obligations under the senior revolving credit facility, to increase the principal amount of the loan to $405.0 million and to amend various other terms (as amended and restated, the “mortgage loan”). The mortgage loan was then purchased by SBA CMBS Depositor, an indirect subsidiary of ours, with proceeds from the CMBS Transaction and assigned to the Trust, which has all rights as lender under the mortgage loan.

Interest on the mortgage loan will be paid from the operating cash flows from SBA Properties’ 1,714 tower sites. SBA Properties is required to make monthly payments of interest on the mortgage loan. Subject to certain limited exceptions described below, no payments of principal will be required to be made prior to the monthly payment date in November 2010, which is the anticipated repayment date. However, if the debt service coverage ratio, defined as the Net Cash Flow (as defined in the mortgage loan agreement) divided by the amount of interest on the mortgage loan, servicing fees and trustee fees that SBA Properties will be required to pay over the succeeding twelve months, as of the end of any calendar quarter, falls to 1.30 times or lower, then all cash flow in excess of amounts required to make debt service payments, to fund required reserves, to pay management fees and budgeted operating expenses and to make other payments required under the loan documents, referred to as excess cash flow, will be deposited into a reserve account instead of being released to SBA Properties. The funds in the reserve account will not be released to SBA Properties unless the debt service coverage ratio exceeds 1.30 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.15 times as of the end of any calendar quarter, then an “amortization period” will commence and all funds on deposit in the reserve account will be applied to prepay the mortgage loan. Otherwise, on a monthly basis, the excess cash flow of SBA Properties held by the Trustee after payment of principal, interest, reserves and expenses is distributed to SBA Properties.

SBA Properties may not prepay the mortgage loan in whole or in part at any time prior to November 2010, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to SBA Properties’ tower sites). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within nine months of the final maturity date, no prepayment consideration is due. The entire unpaid principal balance of the mortgage loan will be due in November 2035. The mortgage loan may be defeased in whole at any time.

The mortgage loan is secured by, among other things, (1) mortgages, deeds of trust and deeds to secure debt on substantially all of the 1,714 tower sites and their operating cash flows, (2) a security interest in substantially all of SBA Properties’ personal property and fixtures and (3) SBA Properties’ rights under the management agreement it entered into with SBA Network Management relating to the management of SBA Properties’ tower sites by SBA Network Management pursuant to which SBA Network Management arranges for the payment of all operating expenses and the funding of all capital expenditures out of amounts on deposit in one or more operating accounts maintained on SBA Properties’ behalf. For each calendar month, SBA Network Management is entitled to receive a management fee equal to 10% of SBA Properties’ operating revenues for the immediately preceding calendar month.

Senior Revolving Credit Facility

On December 20, 2005, Senior Finance II closed on a senior revolving credit facility in the amount of $160.0 million. This facility consists of a revolving line of credit that may be borrowed, repaid and redrawn. Amounts borrowed under the facility accrue interest at LIBOR plus a margin that ranges from 75 basis points to 200 basis points or at a base rate plus a margin that ranges from 12.5 basis points to 100 basis points. All outstanding amounts under the term facility are due December 21, 2007. This facility replaces our prior senior revolving credit facility which was assigned and became the mortgage loan in connection with the CMBS Transaction, as discussed above.

Amounts borrowed under this facility are secured by a first lien on substantially all of Senior Finance II’s assets. In addition, each of Senior Finance II’s subsidiaries has guaranteed the obligations of Senior Finance II under the senior revolving credit facility and has pledged substantially all of their respective assets to secure such guarantee.

The senior revolving credit facility requires Senior Finance II to maintain specified financial ratios, including ratios regarding its debt to annualized operating cash flow, debt service, cash interest expense and fixed charges for each quarter. This senior revolving credit facility contains affirmative and negative covenants that, among other things, restrict its ability to incur debt and liens, sell assets, commit to capital expenditures, enter into affiliate transactions or sale-leaseback transactions, and/or build towers without anchor tenants. Additionally, this facility permits distributions by Senior Finance II to Telecommunications and SBA Communications to service their debt, pay consolidated taxes, pay holding company expenses and for the repurchase of senior notes or senior discount notes subject to compliance with the covenants discussed above. Senior Finance II’s ability in the future to comply with the covenants and access the available funds under the senior revolving credit facility in the future will depend on its future financial performance. As of March 31, 2006, we were in full compliance with the financial covenants contained in this agreement and had approximately $66.0 million available to draw on this facility.

Concurrently with the closing of the bridge loan, we entered into an Omnibus Agreement with our lenders under our senior revolving credit facility and the bridge loan lenders. Pursuant to the Omnibus Agreement, the senior revolving credit facility lenders consented to the bridge loan and the AAT Acquisition. In addition, until the bridge loan is paid in full, we have agreed not to request, and the senior revolving credit facility lenders have agreed not to make, any loans or issue any letters of credit under the senior revolving credit facility. Furthermore, the senior revolving credit facility lenders have agreed that all liens, with certain exceptions, whether now existing or hereafter arising, in favor of the senior revolving credit facility lenders securing the obligations under the senior revolving credit facility will be junior in priority to all liens in favor of the bridge loan lenders securing the obligations under the bridge loan. Pursuant to the Omnibus Agreement, all representations, warranties and covenants, with certain exceptions, under the senior revolving credit facility are suspended and of no force and effect until such time as the bridge loan is repaid.

Bridge Loan

In order to fund the cash consideration for the AAT Acquisition and the amounts necessary to repurchase the outstanding notes and pay the associated premiums and fees, Senior Finance, an indirect wholly-owned subsidiary of ours, entered into a credit agreement for a $1.1 billion term loan, among Senior Finance, the several banks and other financial institutions parties thereto, and Deutsche Bank AG, New York Branch, as administrative agent. The bridge loan matures on September 12, 2006 and may be extended to January 27, 2007, at our option, provided that (i) no default or event of default shall have occurred and be continuing and (ii) each of the representations and warranties of Senior Finance, us and certain of our subsidiaries are true and correct in all material respects on and as of such date. Loans outstanding under the bridge loan are Eurodollar loans, unless converted to alternate base rate loans as provided in the bridge loan credit agreement. Eurodollar loans accrue interest at a rate per annum equal to the Eurodollar rate plus a margin of 2.00% calculated on the basis of a 360-day year. If the bridge loan is extended, the interest rate margin shall be increased to 2.75%. Senior Finance may prepay the bridge loan, in whole or in part, without premium or penalty. Amounts borrowed under the bridge loan are secured by a first lien on substantially all of Senior Finance’s assets and are guaranteed by us and certain of our subsidiaries, which guarantee is secured by a first lien on substantially all of our and such subsidiaries’ non-real estate assets.

Inflation

The impact of inflation on our operations has not been significant to date. However, we cannot assure you that a high rate of inflation in the future will not adversely affect our operating results.

Non-GAAP Financial Measures

This prospectus supplement contains certain non-GAAP measures, including Adjusted EBITDA, Segment Operating Profit and Tower Cash Flow information. We have provided below a description of such non-GAAP measures, a reconciliation of such non-GAAP measures to their most directly comparable GAAP measures, an explanation as to why management utilizes these measures, their respective limitations and how management compensates for such limitations.

Adjusted EBITDA

We define Adjusted EBITDA as loss from continuing operations plus net interest expense, provision for income taxes, depreciation, accretion and amortization, asset impairment and other charges, non-cash compensation, and other expense/income and excluding non-cash leasing revenue and non-cash ground lease expense. We have included this non-GAAP financial measure because we believe this item is an indicator of the profitability and performance of our core operations and reflects the changes in our operating results. Adjusted EBITDA is not intended to be an alternative measure of operating income as determined in accordance with generally accepted accounting principles.

The Non-GAAP measurement of Adjusted EBITDA has certain material limitations, including:

•	It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore any measure that excludes interest expense has material limitations;

•	It does not include depreciation, accretion and amortization expense. Because we use capital assets, depreciation, accretion and amortization expense is a necessary element of our costs and ability to generate profits. Therefore any measure that excludes depreciation, accretion and amortization expense has material limitations;

•	It does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, particularly in the future, any measure that excludes tax expense has material limitations;

•	It does not include non-cash expenses such as asset impairment and other charges, non-cash compensation, other expense / income, non-cash leasing revenue and non-cash ground lease expense. Because these non-cash items are a necessary element of our costs and our ability to generate profits, any measure that excludes these non-cash items has material limitations; and

•	It does not include one-time costs related to transition, integration and severance costs in connection with the AAT acquisition. Because these costs are of a cash nature, any measure that excludes these costs has material limitations.

We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of our profitability and operating results.

Adjusted EBITDA is calculated below:

	For the year ended December 31, 2005 Pro forma	For the three months ended March 31,
		2005	2006
	(in thousands)
Loss from continuing operations	$(153,967)	$(21,543)	$(9,205)
Interest income	(2,731)	(247)	(853)
Interest expense	114,784	18,144	14,490
Depreciation, accretion and amortization	153,643	21,643	21,008
Asset impairment and other charges	448	231	—
(Benefit) provision for income taxes	(13,522)	246	398
Loss from write off of deferred financing fees and extinguishment of debt	34,750	1,486	—
Non-cash compensation (included in selling, general and administrative)	462	115	1,082
Non-cash leasing revenue	(3,685)	(421)	(803)
Non-cash ground lease expense	8,114	1,378	1,269
Other expense (income)	296	(150)	—

Adjusted EBITDA	$138,592	$20,882	$27,386

	For the year ended December 31,
	2004	2005
	(in thousands)
Loss from continuing operations	$(144,023)	$(94,648)
Interest income	(516)	(2,096)
Interest expense	78,987	69,595
Depreciation, accretion and amortization	90,453	87,218
Asset impairment and other charges	7,342	448
Provision for income taxes	710	2,104
Loss from write off of deferred financing fees and extinguishment of debt	41,197	29,271
Non-cash compensation (included in selling, general, and administrative)	470	462
Non-cash leasing revenue	(1,169)	(1,765)
Non-cash ground lease expense	5,579	4,764
Other income	(236)	(31)

Adjusted EBITDA	$78,794	$95,322

Segment Operating Profit

Each respective Segment Operating Profit is defined as segment revenues less segment cost of revenues (excluding depreciation, accretion and amortization). Total Segment Operating Profit is the total of the operating profits of the three segments. Segment Operating Profit is, in our opinion, an indicator of the operating performance of our site leasing segment and site development segments and each is used to provide management with the ability to monitor the operating results and margin of each segment, while excluding the impact of depreciation and amortization. Segment Operating Profit is not intended to be an alternative measure of revenue or operating income as determined in accordance with generally accepted accounting principles.

The Non-GAAP measurement of Segment Operating Profit has certain material limitations. Specifically this measurement does not include depreciation, accretion, and amortization expense. Because depreciation, accretion, and amortization expense is required by GAAP as it is deemed to reflect additional operating expenses relating to our site leasing and site development segments, any measure that excludes these items has material limitations. We compensate for these limitations by using Segment Operating Profit as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of the cash generation of our segment operations.

The reconciliation of Site Leasing Segment Operating Profit, Site Development Consulting Segment Operating Profit and Site Development Construction Segment Operating Profit is calculated below:

	Site leasing segment for the year ended December 31,			Site leasing segment for the year ended December 31, 2005 Pro forma	Site leasing segment for the three months ended March 31,
	2003	2004	2005		2005	2006
				(in thousands)
Segment revenue	$127,852	$144,004	$161,277	$243,727	$38,342	$45,029
Segment cost of revenue (excluding depreciation, accretion and amortization)	(47,793)	(47,283)	(47,259)	(74,539)	(12,045)	(12,331)

Segment operating profit	$80,059	$96,721	$114,018	$169,188	$26,297	$32,698

	Site development consulting segment for the year ended December 31,		Site development consulting segment for the three months ended March 31,
	2004	2005	2005	2006
	(in thousands)
Segment revenue	$14,456	$13,549	$3,087	$3,473
Segment cost of revenue (excluding depreciation, accretion and amortization)	(12,768)	(12,004)	(2,829)	(2,876)

Segment operating profit	$1,688	$1,545	$258	$597

	Site development construction segment for the year ended December 31,		Site development construction segment for the three months ended March 31,
	2004	2005	2005	2006
	(in thousands)
Segment revenue	$73,022	$85,165	$16,875	$20,302
Segment cost of revenue (excluding depreciation, accretion and amortization)	(68,630)	(80,689)	(16,420)	(19,056)

Segment operating profit	$4,392	$4,476	$455	$1,246

Tower Cash Flow and Tower Cash Flow Margin

This prospectus supplement includes disclosures regarding Tower Cash Flow and Tower Cash Flow margin, which are non-GAAP financial measures. Tower Cash Flow is defined as site leasing segment operating profit excluding non-cash leasing revenue and non-cash ground lease expense and Tower Cash Flow margin is defined as Tower Cash Flow divided by the sum of site leasing revenue minus non-cash site leasing revenue. We have included these non-GAAP financial measures because we believe these items are indicators of the profitability of our site leasing operations. In addition, Tower Cash Flow is a component of the calculation used by our lenders to determine compliance with some of our debt instruments, particularly our senior revolving credit facility. Neither Tower Cash Flow nor Tower Cash Flow margin are intended to be alternative measures of site leasing segment operating profit nor of site leasing segment operating profit margin as determined in accordance with generally accepted accounting principles.

The Non-GAAP measurements of Tower Cash Flow and Tower Cash Flow margin have certain material limitations. Specifically these measurements do not include non-cash leasing revenue and non-cash ground lease expense. Because these non-cash leasing revenue and non-cash ground lease expenses are required by GAAP as they are deemed to reflect the straight-line impact of our site leasing operations, any measure that excludes these non-cash items has material limitations. We compensate for these limitations by using Tower Cash Flow and Tower Cash Flow margin as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of the cash generation of our site leasing operations.

The reconciliation of Tower Cash Flow is calculated below:

	For the year ended December 31, 2005 Pro forma	For the three months ended March 31,
		2005	2006
	(in thousands)
Site leasing segment revenue	$243,727	$38,342	$45,029
Site leasing segment cost of revenue (excluding depreciation, accretion and amortization)	(74,539)	(12,045)	(12,331)

Site leasing segment operating profit	169,188	26,297	32,698
Non-cash leasing revenue	(3,685)	(421)	(803)
Non-cash-ground lease expense	8,114	1,378	1,269

Tower Cash Flow	$173,617	$27,254	$33,164

The reconciliation of Tower Cash Flow margin is calculated below:

	For the year ended December 31, 2005 Pro forma	For the three months ended March 31,
		2005	2006
	(in thousands)
Site leasing segment revenue	$243,727	$38,342	$45,029
Non-cash leasing revenue	(3,685)	(421)	(803)

Site leasing segment revenue minus non-cash revenue	$240,042	$37,921	$44,226

Tower Cash Flow	$173,617	$27,254	$33,164

Tower Cash Flow Margin	72.3%	71.9%	75.0%

BUSINESS

General

We are a leading independent owner and operator of wireless communications towers. Our principal business line is our site leasing business, which contributes over 90% of our combined segment operating profit. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own, manage or lease from others. The towers that we own have been constructed by us at the request of wireless service providers, built or constructed based on our own initiative or acquired. Our second business line is our site development business, through which we offer wireless service providers assistance in developing and maintaining their own wireless service networks.

Site Leasing Services

Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We lease antenna space on the towers we have constructed, the towers we have acquired, the towers we lease, sublease and/or manage for third parties and on the communication sites that we manage. Our site leasing revenue comes from a variety of wireless service provider tenants, including Alltel, Cingular, Sprint Nextel, T-Mobile and Verizon Wireless. We believe our current tower portfolio positions us to take advantage of wireless service providers’ antenna and equipment deployment.

As a result of the AAT Acquisition, we own and operate over 5,200 towers, up from 3,304 towers as of December 31, 2005. We currently believe that tower portfolio growth is the best use of our capital resources to provide our shareholders long-term value. Consequently, we are currently pursuing a new build program and tower acquisition program within the parameters of our capital resources and long-term leverage ratios. Pursuant to these new initiatives, we built 36 towers and acquired 208 towers during 2005.

The towers under our new build program will be constructed either (1) under build-to-suit arrangements or (2) in locations chosen by us. In either case, after building the tower, we retain ownership of the tower and the exclusive right to co-locate additional tenants on the tower. Under our build-to-suit arrangements, we build towers for wireless service providers at locations that they have identified. We also choose our own locations based on our knowledge of our customers’ needs, where we seek to identify attractive locations for new towers and complete pre-construction procedures necessary to secure the site concurrently with our tenant leasing efforts. Our intent is that substantially all of our new builds will have at least one signed tenant lease on the day that it is completed and we expect that some will have multiple tenants. We currently intend to build 80 to 100 new towers during 2006.

With respect to acquisitions, we intend to pursue towers that meet or exceed our internal guidelines regarding current and future potential returns and the impact of such acquisition on our leverage ratios. For each acquisition, we prepare various analyses that include (1) projections of a five-year internal rate of return, (2) reviews of available capacity for future lease up projections, and (3) summaries of current and future tenant/technology mix.

The table below provides information regarding the development and status of our tower portfolio over the past five years.

	For the year ended December 31,					For the quarter ended March 31, 2006 as adjusted for the AAT Acquisition
	2001	2002	2003	2004	2005
Towers owned at beginning of period	2,390	3,734	3,877	3,093	3,066	3,304
Towers constructed	667	141	13	10	36	15
Towers acquired	677	53	—	5	208	1,928	(2)
Towers reclassified/disposed of (1)	—	(51)	(797)	(42)	(6)	(1)

Towers owned at end of period	3,734	3,877	3,093	3,066	3,304	5,246

Towers held for sale at end of period	815	837	47	6	—	—
Towers in continuing operations at end of period	2,919	3,040	3,046	3,060	3,304	5,246

Towers owned at end of period	3,734	3,877	3,093	3,066	3,304	5,246

(1)	Reclassifications reflect the combination for reporting purposes of multiple acquired tower structures on a single parcel of real estate, which we market and customers view as a single location, into a single owned tower site. Dispositions reflect the sale, conveyance or other legal transfer or the de-commissioning of owned tower sites.
(2)	Includes 1,850 towers acquired in the AAT Acquisition.

As of March 31, 2006, as adjusted for the AAT Acquisition, we had 12,982 tenants on these 5,246 towers, or an average of 2.5 tenants per tower. Our lease contracts typically have initial terms of five years or more with multiple term tenant renewal options and provide for annual rent escalators.

Our site leasing business generates substantially all of our combined segment operating profit. As indicated in the chart below, our site leasing business has generated over 62% of our total revenue and represented approximately 94% of our combined segment operating profit during the past three fiscal years and in the first quarter of 2006.

	For the year ended December 31,				For the quarter ended March 31, 2006 Actual
	2003	2004	2005 Actual	2005 Pro forma
	(in thousands except for percentages)
Site leasing revenue	$127,852	$144,004	$161,277	$243,727	$45,029
Site leasing segment revenue as a percentage of total revenue	66.6%	62.2%	62.0%	71.2%	65.4%
Site leasing segment operating profit	$80,059	$96,721	$114,018	$169,188	$32,698
Site leasing operating profit percentage contribution of combined segment operating profit	93.5%	94.1%	95.0%	96.6%	94.7%

As a result of the AAT Acquisition, we expect that site leasing revenue and site leasing segment operating profit will increase substantially in future periods. We believe that over the long-term our site leasing revenues will continue to grow as wireless service providers lease additional antenna space on our towers due to increasing minutes of network use and network coverage requirements. We believe our site leasing business is characterized by stable and long-term recurring revenues, predictable operating costs and minimal capital expenditures. Due to the relatively young age and mix of our tower portfolio, we expect future expenditures required to maintain these towers to be minimal. Consequently, we expect to grow our cash flows by adding tenants to our towers at minimal incremental costs by using existing tower capacity or requiring wireless service providers to bear all or a portion of the cost of tower modifications. Furthermore, because our towers are strategically positioned and our customers typically do not re-locate, we have historically experienced low customer churn as a percentage of revenue.

As a result of the AAT Acquisition, we have under management over 5,000 actual or potential communication sites, including towers, rooftops and other structures, of which 607 are revenue producing. In the site management business, we enter into long-term contracts with site owners under which we are responsible for marketing the premises for the placement of wireless communications equipment, reviewing existing and negotiating future lease agreements with tenants, and managing and enforcing those agreements. We supervise the installation of equipment by tenants to ensure non-interference with other users and perform site billing, collections and contract administration. Managed contract terms are generally 5 to 20 years and usually contain several multi-year renewal periods.

Site Development Services

Our site development business is a corollary to our site leasing business, and provides us the ability to (1) keep in close contact with the wireless service providers who generate substantially all of our site leasing revenue and (2) capture ancillary revenues that are generated by our site leasing activities, such as antenna installation and equipment installation at our tower locations. Our site development business consists of two segments, site development consulting and site development construction, through which we provide wireless service providers a full range of end-to-end services. We principally perform services for third parties in our core, historical areas of wireless expertise, specifically site acquisition, zoning, technical services and construction. In the consulting segment of our site development business, we offer clients the following range of services: (1) network pre-design; (2) site audits; (3) identification of potential locations for towers and antennas; (4) support in buying or leasing of the location; and (5) assistance in obtaining zoning approvals and permits. In the construction segment of our site development business we provide a number of services, including, but not limited to the following: (1) tower and related site construction; (2) antenna installation; and (3) radio equipment installation, commissioning and maintenance. Personnel in our site development business also support our leasing and new tower build functions through an integrated plan across the divisions.

Company Operations

In our site leasing business segment, we operate on a nationwide basis in the contiguous United States, Puerto Rico and the U.S. Virgin Islands. Our operations and sales activities in our leasing segment and the employees responsible for those activities are divided along geographic lines based on the number of towers or sites for which each employee has responsibility or, in the case of certain of our non-owned sites that we manage, based on the site owner. These employees are based in the field and have the primary responsibility for interaction with our customers and vendors, and their responsible persons, in the geographic areas or with respect to the pools of managed sites to which our employees have been assigned. Our field employees have reporting responsibilities that ultimately run to our Chief Operating Officer on the operations side and to our Vice President-Property Management on the sales side, both of whom are based in our headquarters in Boca Raton, Florida.

In our site development business segment, we provide services in the eastern one-third of the United States. We provide our site development services on a local basis, through regional offices, territory offices and project offices, some of which are opened and closed on a project-by-project basis. Operationally, we are divided into two regions in the eastern United States, run by vice presidents. Each region is divided into geographic territories run by local managers. Within each manager’s geographic area of responsibility, he or she is responsible for all site development operations, including hiring employees and opening or closing project offices, and a substantial portion of the sales in such area. Our site development services personnel report ultimately to our Chief Operating Officer.

Our executive, corporate development, accounting, finance, human resources, legal and regulatory, information technology and site administration personnel, and our network operations center are located in our headquarters in Boca Raton, Florida. Certain sales, mergers and acquisitions, new tower build support and tower maintenance personnel are also located in our Boca Raton office.

Customers

Since commencing operations, we have performed site leasing and site development services for all of the large wireless service providers. The majority of our contracts have been for Personal Communications Systems, or PCS, enhanced specialized mobile radio, or ESMR, and cellular providers of wireless telephony services. We also serve wireless data and Internet, paging, PCS narrowband, specialized mobile radio, multi-channel multi-point distribution service, or MMDS, and multi-point distribution service, or MDS, wireless providers. In both our site development and site leasing businesses, we work with large national providers and smaller local, regional or private operators. We depend on a relatively small number of customers for our site leasing and site development revenues. The following customers represented at least 10% of our total revenues during at least one of the last three years:

	For the year ended December 31,			For the quarter ended March 31, 2006	For the quarter ended March 31, 2006 As adjusted for the AAT Acquisition
	2003	2004	2005
Cingular	20.3%	22.7%	25.5%	21.6%	21.5%
Sprint Nextel	13.5%	21.4%	20.8%	18.5%	23.0%
Bechtel Corporation	10.4%	*	*	*	*
Verizon Wireless	*	*	*	10.4%	*

*	Less than 10%.

During the past two years, we provided services for a number of customers, including:

Alltel	Motorola
Bechtel Corporation	Nextel Partners
Cingular	Nokia
Clearwire	PAC 17/A.F.L
Dobson Cellular Systems	Siemens
General Dynamics	Sprint Nextel
iPCS	T-Mobile
Leap Wireless	Triton PCS
MA—COMM	U.S. Cellular
Metro PCS	Verizon Wireless

Sales and Marketing

Our sales and marketing goals are to:

•	use existing relationships and develop new relationships with wireless service providers to lease antenna space on and sell related services with respect to our owned or managed towers, enabling us to grow our site leasing business; and

•	successfully bid and win those site development services contracts that will contribute to our operating margins and/or provide a financial or strategic benefit to our site leasing business.

We approach sales on a company-wide basis, involving many of our employees. We have a dedicated sales force that is supplemented by members of our executive management team. Our dedicated salespeople are based regionally as well as in the corporate office. We also rely on our regional vice presidents, general managers and other operations personnel to sell our services and cultivate customers. Our strategy is to delegate sales efforts to those employees of ours who have the best relationships with our customers. Most wireless service providers have national corporate headquarters with regional and local offices. We believe that providers make most decisions for site development and site leasing services at the regional and local levels with input from their corporate headquarters. Our sales representatives work with provider representatives at the regional and local levels and at the national level when appropriate. Our sales staff compensation is heavily weighted to incentive-based goals and measurements. A substantial number of our operations personnel have revenue and segment operating profit-based incentive components in their compensation plans.

In addition to our marketing and sales staff, we rely upon our executive and operations personnel at the regional and territory office levels to identify sales opportunities within existing customer accounts.

Our primary marketing and sales support is centralized and directed from our headquarters office in Boca Raton, Florida and is supplemented by our regional and territory offices. We have a full-time staff dedicated to our marketing efforts. The marketing and sales support staff is charged with implementing our marketing strategies, prospecting and producing sales presentation materials and proposals.

Competition

In the site leasing business, we compete with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other large independent tower companies; and

•	smaller local independent tower operators.

Wireless service providers that own and operate their own tower networks and several of the other tower companies generally are substantially larger and have greater financial resources than we do. We believe that tower location and capacity, quality of service, density within a geographic market and, to a lesser extent, price have been and will continue to be the most significant competitive factors affecting the site leasing business.

Our primary competitors for our site leasing activities and building and/or acquiring new tower assets are the large independent tower companies: American Tower Corporation, Crown Castle International Corp., Global Signal, Inc. and Global Tower Partners, and a large number of smaller independent tower owners. In addition, we compete with wireless service providers who currently market excess space on their owned towers to other wireless service providers.

The site development business is extremely competitive and price sensitive. We believe that the majority of our competitors in the site development business operate within local market areas exclusively, while some firms appear to offer their services nationally, including Alcoa Fujikura Ltd., Andrew Corp., Bechtel Corporation, Berliner Communications, Inc., Black & Veach Corporation, General Dynamics Corporation, LCC International, Inc., WesTower Communications, Inc. and Wireless Facilities, Inc. The market includes participants from a variety of market segments offering individual, or combinations of, competing services. The field of competitors includes site development consultants, zoning consultants, real estate firms, right-of-way consulting firms, construction companies, tower owners/managers, radio frequency engineering consultants, telecommunications equipment vendors, which provide end-to-end site development services through multiple subcontractors, and wireless service providers’ internal staff. We believe that providers base their decisions for site development services on a number of criteria, including a company’s experience, track record, local reputation, price and time for completion of a project. While we believe that our experience base and our established relationships with wireless service providers causes us to be viewed favorably, our margins in this segment have significantly decreased in the last few years due to competition and a decrease in the demand for site development services.

Employees

As of May 1, 2006, we had 537 employees, none of whom is represented by a collective bargaining agreement. We consider our employee relations to be good.

Regulatory and Environmental Matters

Federal Regulations. Both the FAA and the FCC regulate antenna towers and structures that support wireless communications and radio or television antennas. Many FAA requirements are implemented in FCC regulations. These regulations govern the construction, lighting and painting or other marking of towers and structures and may, depending on the characteristics of particular towers or structures, require prior approval and registration of towers or structures. Wireless communications equipment and radio or television stations operating on towers or structures are separately regulated and may require independent licensing by the FCC depending upon the particular frequency or frequency band used.

Pursuant to the requirements of the Communications Act of 1934, as amended, the FCC, in conjunction with the FAA, has developed standards to consider proposals involving new or modified antenna towers or structures. These standards mandate that the FCC and the FAA consider the height of the proposed tower or structure, the relationship of the tower or structure to existing natural or man-made obstructions and the proximity of the tower or structure to runways and airports. Proposals to construct or to modify existing towers or structures above certain heights must be reviewed by the FAA to ensure the structure will not present a hazard to air navigation. The FAA may condition its issuance of a no-hazard determination upon compliance with specified lighting and/or painting requirements. Antenna towers that meet certain height and location criteria must also be registered with the FCC. A tower or structure that requires FAA clearance will not be registered by the FCC until it is cleared by the FAA. Upon registration, the FCC may also require special lighting and/or painting. Owners of antenna towers and structures may have an obligation to maintain painting and lighting or other marking in conformance with FAA and FCC regulations. Antenna tower and structure owners and licensees that operate on those towers or structures also bear the responsibility of monitoring any lighting systems and notifying the FAA of any lighting outage or malfunction. In addition, any applicant for an FCC antenna tower or structure registration must certify that, consistent with the Anti-Drug Abuse Act of 1988, neither the applicant nor its principals are subject to a denial of Federal benefits because of a conviction for the possession or distribution of a controlled substance. We generally indemnify our customers against any failure to comply with applicable regulatory standards. Failure to comply with the applicable requirements may lead to civil penalties.

The Telecommunications Act of 1996 amended the Communications Act of 1934 by preserving the jurisdiction of state and local zoning authorities over the construction, modification and placement of towers. The law, however, limits local zoning authority by prohibiting any action that would (1) discriminate among different providers of personal wireless services or (2) ban altogether the construction, modification or placement of antenna structures for the delivery of personal wireless services. Finally, the Telecommunications Act of 1996 requires the federal government to help licensees for wireless communications services gain access to preferred sites for their facilities. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

Owners and operators of antenna towers and structures may be subject to, and therefore must comply with, environmental laws. Many licensed radio facilities on an antenna tower or structure are subject to environmental review pursuant to the National Environmental Policy Act of 1969, among other statutes, which requires federal agencies to evaluate the environmental impact of their decisions under certain circumstances. The FCC has issued regulations implementing the National Environmental Policy Act. These regulations place responsibility on applicants to investigate potential environmental effects of certain operations and to disclose any potential significant effects on the environment in an environmental assessment prior to constructing or modifying an antenna tower or structure and prior to commencing certain operation of wireless communications or radio or television stations from the tower or structure. In the event the FCC determines the proposed structure or operation would have a significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement, which will be subject to public comment. This process could significantly delay the registration, construction or modification of a particular tower or structure.

As an owner and operator of real property, we are subject to certain environmental laws that impose strict, joint and several liability for the cleanup of on-site or off-site contamination and related personal or property damage. We are also subject to certain environmental laws that govern tower or structure placement, including pre-construction environmental studies. Operators of towers or structures must also take into consideration certain RF emissions regulations that impose a variety of procedural and operating requirements. Certain proposals to operate wireless communications and radio or television stations from antenna towers and structures are also reviewed by the FCC to ensure compliance with requirements relating to human exposure to RF emissions. Exposure to high levels of RF energy can produce negative health effects. The potential connection between low-level RF energy and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. We believe that we are in substantial compliance with and we have no material liability under any applicable environmental laws. These costs of compliance with existing or future environmental laws and liability related thereto may have a material adverse effect on our prospects, financial condition or results of operations.

State and Local Regulations. Most states regulate certain aspects of real estate acquisition, leasing activities and construction activities. Where required, we conduct the site acquisition portions of our site development services business through licensed real estate brokers’ agents, who may be our employees or hired as independent contractors, and conduct the construction portions of our site development services through licensed contractors, who may be our employees or independent contractors. Local regulations include city and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly from jurisdiction to jurisdiction, but typically require tower and structure owners to obtain approval from local officials or community standards organizations, or certain other entities prior to tower or structure construction and establish regulations regarding maintenance and removal of towers or structures. In addition, many local zoning authorities require tower and structure owners to post bonds or cash collateral to secure their removal obligations. Local zoning authorities generally have been unreceptive to construction of new antenna towers and structures in their communities because of the height and visibility of the towers or structures, and have, in some instances, instituted moratoria.

THE SELLING SHAREHOLDER

On April 27, 2006, we completed the AAT Acquisition and acquired all of the issued and outstanding shares of common stock of AAT from AAT Holdings, LLC II. The total purchase price paid was (i) $634.0 million in cash and (ii) 17,059,336 newly issued shares of our Class A common stock. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. AAT Holdings, LLC, the selling shareholder, is the indirect parent of AAT Holdings II and received its shares of our Class A Common Stock upon distribution by AAT Holdings II.

Pursuant to the AAT stock purchase agreement, we agreed to register for resale all 17,059,336 shares of our Class A common stock issued in the acquisition. On May 1, 2006, we filed a prospectus supplement to our registration statement on Form S-3ASR (File No. 333-133303) registering the sale, from time to time, by the selling shareholder of all 17,059,336 shares issued in the AAT Acquisition.

Of the 17,059,336 shares of Class A common stock issued in the AAT Acquisition, 9,200,000 shares were subject to an additional contractual limitation on sales. Specifically these contractually restricted shares could only be sold (1) through a marketed secondary offering or (2) in an block sale of our Class A common stock which is either (i) approved by us (which approval shall not be unreasonably withheld), or (ii) if completed within one (1) year of the AAT Acquisition closing date, for an aggregate sales price of no less than $75 million, at a sales price per share that is no less than $22.92, at no more than a 5% discount to our closing price at the date of the sale and in a bid process in which each of the approved underwriters (as defined in the stock purchase agreement) was offered an opportunity to participate for the whole amount of the trade or such lesser portion that any such approved underwriter wishes to purchase, or (iii) if completed after one (1) year of the AAT Acquisition closing date, for an aggregate sales price of no less than $75 million. Upon notice from AAT Holdings II, or any permitted transferee or distributee, of its intent to sell these contractually restricted shares through a marketed secondary offering, we were obligated to promptly prepare and file a prospectus supplement to our registration statement on Form S-3ASR (File No. 333-133303). On May 16, 2006, the selling shareholder notified us of its intent to sell in a marketed secondary offering all 9,200,000 of the contractually restricted shares and up to 6,590,000 of the remaining shares of our Class A common stock issued in the AAT Acquisition. This prospectus supplement is filed to comply with this additional registration obligation. To the extent that the shares registered hereunder are sold, they will not be available for sale under the May 1, 2006 prospectus supplement.

Stock Ownership of Selling Shareholder

The following table sets forth information known to us with respect to the beneficial ownership of our Class A common stock as of April 27, 2006 by the selling shareholder and its affiliates.

Selling Shareholder	Class A Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Class A Common Stock to be Sold Under the Offering	Shares of Class A Common Stock Beneficially Owned After the Offering(2)
			Number	Percent
AAT Holdings, LLC(1)	17,059,336	13,730,435	3,328,901	3.2%

We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by the selling shareholder and the percentage ownership of the selling shareholder, we included any shares as to which the selling shareholder has sole or shared voting power or investment power, as well as any shares of our Class A common stock subject to options, warrants or other derivative securities held by that selling shareholder that are currently exercisable or exercisable within 60 days after April 27, 2006. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Under the rules of the SEC more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Percentage of shares beneficially owned is based on 103,021,620 shares of Class A common stock outstanding.

(1)	Decisions with respect to the voting and disposition of the shares by this holder are made by a sub-committee of its management committee. The members of the subcommittee are Jerald L. Kent, Thomas C. Dircks and Michael J. Marocco.
(2)	Assuming the underwriters exercise their over-allotment option in full, the selling shareholder will sell an aggregate of 15,790,000, and would beneficially own 1,269,336 or 1.2% of the aggregate shares outstanding.

Certain Relationships

In 2003, we sold 784 towers in the Western two-thirds of the United States to AAT which was, prior to the AAT Acquisition, an indirect wholly owned subsidiary of the selling shareholder. We have had no other material relationship with AAT Holdings or AAT Holdings II in the past three years.

UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general summary of the material United States federal income and estate tax considerations to a Non-U.S. Holder (as defined below) relevant to the ownership and disposition of shares of Class A common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service (the “IRS”) rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all the tax consequences that may be relevant to a particular Non-U.S. Holder in light of the holder’s particular circumstances and it is not intended to be applicable in all respects to all categories of Non-U.S. Holders, some of whom may be subject to special rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a Non-U.S. Holder’s decision to purchase shares of Class A common stock. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a Non-U.S. Holder.

For purposes of this discussion, a “Non-U.S. Holder” or a “Non-U.S. person” means a beneficial owner of common stock that is not for United States federal income tax purposes: (1) an individual citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (a) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “U.S. person” is a beneficial owner of common stock that is not a Non-U.S. person. An individual may be deemed to be a resident alien (as opposed to a nonresident alien) of the United States by virtue of being present in the United States on at least 31 days during the calendar year and for an aggregate of at least 183 days during the calendar year and the two preceding calendar years (counting, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). In addition to the “substantial presence test” described in the immediately preceding sentence, an individual may also be treated as a resident alien of the United States if he or she (1) meets the lawful permanent residence test (a so-called “green card” test) or (2) elects to be treated as a United States resident and meets certain presence requirements, including the “substantial presence test” in the immediately following year. Generally, resident aliens are subject to United States federal income and estate tax in the same manner as United States citizens and residents.

Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and United States expatriates, which are subject to special treatment under the Code. Such entities or individuals should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership holds shares of Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Class A common stock, you should consult your tax advisors.

ALL NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF CLASS A COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Distributions on Class A Common Stock

Generally, any distributions paid to a Non-U.S. Holder of Class A common stock will be subject to United States federal withholding tax at a rate of 30% of the amount of the distribution, or at a lower applicable income tax treaty rate. However, if a dividend is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder (and is attributable to a U.S. permanent establishment of such Non-U.S. Holder if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. income tax on a net income basis in respect of such dividends), it will be subject to United States federal income tax on a net income basis at ordinary graduated federal income tax rates (in which case the “branch profits tax” at a 30% rate (or such lower rate as may be specified in an applicable income tax treaty) may also apply if such Non-U.S. Holder is a foreign corporation), and assuming certain certification requirements are met, will not be subject to the 30% withholding tax.

A Non-U.S. holder of Class A common stock who wishes to claim the benefit of a reduced treaty rate of withholding for distributions will be required (1) to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalties of perjury that such holder is not a U.S. person or (2) if the Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Disposition of Class A Common Stock

Subject to the discussion of backup withholding below, any gain realized upon a sale or other disposition of Class A common stock by a Non-U.S. Holder ordinarily will not be subject to United States federal income tax unless (1) the gain is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States (and is attributable to a U.S. permanent establishment of such Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. income tax on a net income basis in respect of such gain) (in which case the net gain derived from the sale will be subject to United States federal income tax on a net income basis at ordinary graduated federal income tax rates and the branch profits tax at a 30% rate (or such lower rate as may be specified in an applicable income tax treaty) may also apply if the Non-U.S. Holder is a foreign corporation), (2) in the case of a Non-U.S. Holder that is an individual who holds the Class A common stock as a capital asset, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or other disposition and either (a) has a “tax home” for United States federal income tax purposes in the United States or (b) has an office or other fixed place of business in the United States to which the gain is attributable (in which case the holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States)), or (3) we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes within the lesser of (a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder’s holding period, and, in each case, no income tax treaty exception is applicable. We believe that we are currently a USRPHC. However, any gain recognized by a Non-U.S. Holder on the disposition of the Class A common stock still would not be subject to United States federal income tax if the Class A common stock were to be “regularly traded” (within the meaning of applicable United States Treasury regulations) on an established securities market (such as, for example, the Nasdaq National Market) and the Non-U.S. Holder did not own, directly or constructively, more than 5% of the outstanding Class A common stock at any time during the shorter of (a) the five-year period ending on the date of the sale or other disposition or (b) the Non-U.S. Holder’s holding period. We believe that the Class A common stock will be “regularly traded” (within the meaning of applicable United States Treasury regulations) on an established securities market. Non-U.S. Holders should consult their tax advisors to determine whether an income tax treaty is applicable.

Federal Estate Taxes

Class A common stock that is beneficially owned by an individual Non-U.S. Holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding on dividends on Class A common stock paid to such holder unless such holder certifies under penalties of perjury that it is a Non-U.S. Holder (and we do not have actual knowledge or reason to know that such holder is a U.S. person), or such holder otherwise establishes an exemption.

Payments of the proceeds from the sale by a Non-U.S. Holder of shares of Class A common stock made by or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. If, however, the broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period or a foreign partnership with certain specified connections to the United States, then information reporting may apply to these payments, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption. Payments of the proceeds from the sale of shares of Class A common stock made by or through the United States office of a broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person) or otherwise establishes an exemption from information reporting and backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Lehman Brothers Inc. and Citigroup Global Markets Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K that will be incorporated by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from the selling shareholder the respective number of shares of Class A common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.
Janco Partners, Inc.

Total	13,730,435

The underwriting agreement provides that the underwriters’ obligation to purchase shares of Class A common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of Class A common stock offered hereby (other than those shares of Class A common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling shareholder to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we and the selling shareholder deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling shareholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling shareholder for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The underwriters have advised us that the underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the underwriters may change the offering price and other selling terms.

We have agreed to split equally with the selling shareholder all costs, other than underwriting discounts and commissions, relating to any marketed secondary offering of the 9,200,000 shares which are subject to contractual limitations on sales (all of which are being sold in this offering). We estimate that the expenses of the offering that are payable by us and the selling shareholder will be $350,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

The selling shareholder has granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,059,565 shares at the public offering price less underwriting discounts and commissions. The option may be exercised if the underwriters sell more than 13,730,435 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, certain of our directors and the selling shareholder have agreed that, without the prior written consent of each of Lehman Brothers Inc. and Citigroup Global Markets Inc., we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Class A common stock (including, without limitation, shares of Class A common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of Class A common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Class A common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Class A common stock or securities convertible, exercisable or exchangeable into Class A common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 30 days after the date of this prospectus supplement.

Lehman Brothers Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release Class A common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of Class A common stock and other securities for which the release is being requested and market conditions at the time.

Selling Restrictions

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Class A common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

To the extent that the offer of the Class A common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the Class A common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Indemnification

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling shareholder, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock. In addition, neither we, the selling shareholder nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, underwriters may engage in passive market making transactions in the Class A common stock on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with the selling shareholder to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us, the selling shareholder or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of Class A common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships/NASD Conduct Rules

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Lehman Brothers Inc. was the underwriter for our May 2005 and September 2005 offerings of shares of Class A common stock. Lehman Commercial Paper, Inc., an affiliate of Lehman Brothers Inc., was the co-documentation agent for our $160 million senior revolving credit facility. J.P. Morgan Securities Inc. was one of the Joint Dealer Managers and Joint Solicitation Agents for the tender offers and consent solicitations relating to the 9 3/4% senior discount notes and the 8 1/2% senior notes. J.P. Morgan Securities Inc. was one of the Joint Lead Arrangers and Joint Bookrunners for the $1.1 billion term loan with JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., as a lender. J.P. Morgan Securities Inc. was also a financial advisor on the AAT Acquisition. In connection with these transactions, Lehman Brothers Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. received customary fees for such services and certain of their expenses were reimbursed.

LEGAL MATTERS

Certain legal matters relating to the Class A common stock offered hereby will be passed upon for us by Akerman Senterfitt, Miami, Florida. The underwriters have been represented in connection with this offering by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of SBA Communications Corporation and Subsidiaries appearing in SBA Communications Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and SBA Communications Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent certified registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein and in the registration statement by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AAT Communications Corp. as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in SBA Communications Corporation’s Form 8-K filed with the SEC on April 13, 2006, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein and in the registration statement by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges.

We incorporate by reference into this prospectus supplement the following documents filed by us with the SEC, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus supplement:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Report on Form 10-Q	Quarter ended March 31, 2006

Current Reports on Form 8-K	February 28, 2006, March 21, 2006, March 23, 2006, April 13, 2006, April 21, 2006, April 28, 2006 and May 17, 2006

Description of our Class A common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	June 9, 1999 and January 14, 2002

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus supplement

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, FL 33487

Phone: (561) 995-7670

Fax: (561) 998-3448

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus supplement and the accompanying prospectus may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the prospectus supplement and the accompanying prospectus, before making an investment decision.

Prospectus

SBA Communications Corporation

Class A Common Stock, Preferred Stock, Debt Securities,

Depositary Shares and Warrants

We may from time to time offer to sell our Class A common stock, preferred stock or debt securities either separately or represented by warrants, or depositary shares, as well as units that include any of these securities or securities of other entities. The debt securities, preferred stock and warrants may be convertible or exercisable or exchangeable for our Class A common stock or preferred stock or other securities of ours or debt or equity securities of one or more other entities.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. These securities also may be resold by security holders. We will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “SBAC”. The last reported sale price of our Class A common stock on April 13, 2006 was $23.10 per share. We will make application to list any shares of Class A common stock sold pursuant to a supplement to this prospectus on the Nasdaq National Market. We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek the listing of any securities, the prospectus supplement will disclose the exchange or market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 14, 2006

About this Prospectus

This registration statement serves to transition our outstanding and effective universal shelf registration statement filed with the Commission on July 13, 2000 (filed under Registration Statement No. 333-41308) to an automatic shelf registration statement that became available to well-known seasoned issuers as of December 1, 2005. Under the new rules applicable to automatic shelf registration statements, we may, from time to time, sell any combination of securities described in this prospectus or other securities that we may subsequently add in one or more offerings. In addition, selling shareholders may use this prospectus, from time to time, to sell any combination of securities described in this prospectus or other securities that we may subsequently add in one or more offerings. This prospectus provides you with a general description of the securities we or our selling shareholders may offer. Each time we or our selling shareholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find More Information; Incorporation by Reference.”

When used in this prospectus and any prospectus supplement, the terms “SBA”, “we”, “our”, and “us” refer to SBA Communications Corporation and its subsidiaries.

i

The Company

We are a leading independent owner and operator of wireless communications towers. We currently operate in the Eastern third of the United States, where substantially all of our towers are located. Our principal business line is our site leasing business. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own, manage or lease from others. The towers that we own have been constructed by us at the request of a wireless service provider, built or constructed based on our own initiative or acquired. As of December 31, 2005, we owned 3,304 towers in continuing operations. Our second business line is our site development business, through which we offer wireless service providers assistance in developing and maintaining their own wireless service networks.

Our principal executive offices are located at 5900 Broken Sound Parkway NW, Boca Raton, FL 33487 and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

Risk Factors

Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in SBA described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, each filed with the SEC and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations. A prospectus supplement applicable to each type or series of securities we offer will contain a discussion of the risks applicable to an investment in us and to the particular type of securities we are offering under that prospectus supplement.

Disclosure Regarding Forward-Looking Statements

This prospectus and the documents that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements regarding:

•	our estimates regarding our liquidity, capital expenditures and sources of both, and our ability to fund operations and meet our obligations as they become due;

•	our belief that we will experience continued long-term growth of our site leasing revenues due to increasing minutes of use and network coverage and capacity requirements;

•	our strategy to focus our business on the site leasing business, and the consequential shift in our revenue stream and gross profits from project driven revenues to recurring revenues, predictable operating costs and minimal capital expenditures;

•	our belief that focusing our site leasing activities in the Eastern third of the United States will improve our operating efficiencies, reduce overhead expenses and procure higher revenue per tower;

•	our expectation of growing our cash flows by using existing tower capacity or requiring carriers to bear all or a portion of the cost of tower modifications;

•	our belief that our towers have significant capacity to accommodate additional tenants and increased use of our towers can be achieved at a low incremental cost;

•	our intention to selectively invest in new tower builds and/or tower acquisitions and to fund such new tower builds and/or acquisitions in part from our cash flow from operating activities;

•	our intent to purchase the land that underlies our towers if available at commercially reasonable prices;

•	our expectations regarding our new build program and our intent to build 80 - 100 new towers in 2006;

•	our intent that substantially all of our new builds will at least have one tenant upon completion and our expectation that some will have multiple tenants;

•	our belief regarding our position to capture additional site leasing business in our markets and identify and participate in site development projects across our markets;

•	our estimates regarding our annual debt service and cash interest requirements in 2006 and thereafter; and

•	our estimates regarding cash savings in debt service and amortization payments in 2006 as a result of our debt refinancing activities and our intent to continue to reduce our interest expense.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our inability to sufficiently increase our revenues and maintain or decrease expenses and cash capital expenditures to permit us to fund operations and meet our obligations as they become due;

•	our ability to further reduce our interest expense;

•	the inability of our clients to access sufficient capital or their unwillingness to expend capital to fund network expansion or enhancements;

•	our ability to continue to comply with covenants and the terms of our senior credit facility and to access sufficient capital to fund our operations;

•	our ability to secure as many site leasing tenants as planned;

•	our ability to expand our site leasing business and maintain or expand our site development business;

•	our ability to successfully build 80 - 100 new towers in 2006;

•	our ability to successfully implement our strategy of having at least one tenant on substantially all of our new builds upon completion;

•	our ability to successfully address zoning issues;

•	our ability to retain current lessees on our towers;

•	our ability to realize economies of scale from our tower portfolio; and

•	the continued use of towers and dependence on outsourced site development services by the wireless communications industry.

Ratio of Earnings to Fixed Charges

For purposes of calculating the ratio of earnings to fixed charges, earnings represent net loss before income taxes, cumulative effect of changes in accounting principles, discontinued operations and dividends on preferred stock. Fixed charges consist of interest expense, the component of rental expense believed by management to be representative of the interest factor thereon, amortization of original issue discount and debt issue costs and preferred dividends. We had a deficiency in earnings to fixed charges of $140.0 million for 2001, $202.0 million for 2002, $173.1 million for 2003, $143.3 million for 2004 and $92.5 million for 2005.

There were no preference dividends paid for the years ended December 31, 2000, 2001, 2002, 2003, 2004 and 2005, therefore the ratio of combined fixed charges and preference dividends to earnings is equivalent to the ratio of earnings to fixed charges.

Use of Proceeds

Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities sold by us under this prospectus will be used for general working capital purposes. We will not receive any proceeds from the sale of securities sold by selling shareholders under this prospectus.

The Securities

We may from time to time offer under this prospectus, separately or together:

•	shares of Class A common stock;

•	shares of preferred stock, which may be represented by depositary shares as described below;

•	unsecured senior, senior subordinated or subordinated debt securities; and

•	warrants to purchase shares of (i) Class A common stock; (ii) preferred stock; (iii)

depositary shares and (iv) debt securities.

Description of Capital Stock

Our authorized capital stock consists of 200,000,000 shares of Class A common stock, par value $.01 per share, 8,100,000 shares of Class B common stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. We currently have five designated series of preferred stock consisting of 8,050,000 shares of 4% Series A Convertible Preferred Stock, par value $.01 per share, 8,050,000 shares of 4% Series B Redeemable Preferred Stock, par value $.01 per share, 4,472,272 shares of 4% Series C Convertible Preferred Stock, par value $.01 per share, 4,472,272 shares of 4% Series D Redeemable Preferred Stock, par value $.01 per share, and 100,000 shares of Series E Junior Participating Preferred Stock, par value $.01 per share. These shares of preferred stock have been designated as to series and are available for issuance from time to time in one or more series at the discretion of our Board of Directors. In addition, our Board of Directors may designate additional series of preferred stock, remove any series of preferred stock, establish or modify the number of shares to be included in each such series, and fix the designation, powers, preferences, rights, restrictions and limitations of the shares of each such series of preferred stock without any further vote or action by our shareholders. Any issuance of preferred stock could be used to discourage, delay or make more difficult a change in control.

We have two classes of authorized common stock: Class A common stock and Class B common stock. The Class A common stock has one vote per share. The Class B common stock has ten votes per share. All outstanding shares of Class A common stock are validly issued, fully paid and non-assessable. As of December 31, 2005, there were 164 record holders of the Class A common stock and 0 record holders of the Class B common stock.

As of April 7, 2006, our outstanding capital stock consisted of 85,825,888 shares of Class A common stock and no shares of Class B common stock. No other shares of any class or series were issued and outstanding as of April 7, 2006. In addition, we have reserved (1) 5,143,543 shares of Class A common stock issuable upon exercise of outstanding stock options, (2) 2,305,906 shares of Class A common stock issuable under our registration statements on Form S-4 in connection with acquisition transactions or earn-out obligations under prior acquisition transactions and (3) 653,138 shares for issuance under our 1999 Employee Stock Purchase Plan. As of April 7, 2006, we could also issue up to an additional 5,474,054 shares under our 2001 Equity Participation Plan based on our adjusted common stock outstanding as of such date.

Except as otherwise required by law or in our articles of incorporation, owners of the Class A common stock and Class B common stock will vote together as a single class on all matters, including the election of directors. Our articles of incorporation provide for a separate class vote of each class of common stock in the event of any amendment that alters the terms of the Class B common stock. Pursuant to our articles of incorporation and by-laws, our Board of Directors is classified into three classes of directors, denoted as Class I, Class II and Class III. Messrs. Carr, Hawkins and Nielsen are Class I directors, Messrs. Langer and Stoops are Class II directors, and Messrs. Bernstein and Cocroft are Class III directors.

Class A Common Stock

Voting Rights

Each share of Class A common stock is entitled to one vote. Except as noted above, and except as provided under the Florida Business Corporation Act, the holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

Convertibility

There are no conversion provisions applicable to the Class A common stock.

Class B Common Stock

Voting Rights

Each share of Class B common stock is entitled to ten votes for each share on all matters presented to the shareholders. Except as provided under the Florida Business Corporation Act, the holders of the shares of Class B common stock and Class A common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

Convertibility

Each outstanding share of Class B common stock may, at the option of the holder thereof, at any time, be converted into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock converts into one fully paid and non-assessable share of Class A common stock immediately upon transfer to any holder other than any one or more of the following (an “Eligible Class B Shareholder”): (1) Steven E. Bernstein; (2) other members of his immediate family or their lineal descendants; (3) spouses of lineal descendants or lineal descendants of spouses, whether alive as of the date of the articles of incorporation or born subsequently; (4) any trusts or other estate planning vehicles for the benefit of any of the foregoing, whether existing as of the date of the articles of incorporation or subsequently created; or (5) any estate or tax planning vehicles on the part of Mr. Bernstein. If the shares of Class B common stock held by Eligible Class B Shareholders in the aggregate constitute 10% or less of the outstanding shares of our common stock, or upon the death or mental incapacity of Steven E. Bernstein, each share of Class B common stock shall immediately convert into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock which is held by any Eligible Class B Shareholder will immediately convert into one share of Class A common stock at the time that the holder is no longer an Eligible Class B Shareholder.

Provisions Applicable to both the Class A and Class B Common Stock

Dividends

Each share of Class A and Class B common stock is entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future. No dividends may be declared and paid to holders of shares of one class of shares of common stock unless the Board of Directors at the same time also declares and pays to the holders of the other class of shares of common stock a per share dividend equal to the dividend declared and paid to the holders of the first class of shares of common stock.

Liquidation Rights

In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, if any, of amounts to which they are preferentially entitled, holders of one class of shares of common stock will be entitled to share ratably with holders of the other class of shares of common stock in the distribution of assets to the shareholders.

Other Provisions

There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to the Class A and Class B common stock.

The rights and preferences of holders of both classes of common stock are subject to the rights of any series of preferred stock which we may issue in the future.

Registration Rights

Mr. Stoops has the right to have 1,144,863 shares of Class A common stock registered under the Securities Act. If at any time, Mr. Stoops requests that we file a registration statement on Form S-3 for these shares, we will use our best efforts to cause these shares to be registered subject to certain cut-back provisions; provided, however, that we may delay any registration for a period of up to three months for a valid business reason. We will not be required to file a registration statement on Form S-3 more frequently than twice a year. In addition, if we register the sale of any of our equity securities for cash, Mr. Stoops has the right to request that his shares be included in such registration statement, subject to certain cut-back provisions.

Preferred Stock

Our Board of Directors is authorized by our articles of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish the number of shares to be included in each series, to fix the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our shareholders.

The prospectus supplement will specify as to each issuance of preferred stock:

•	the maximum number of shares;

•	the designation of the shares;

•	annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares into or for any other class or classes of our capital stock or any series of any other class or classes, or into or for any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will represent an aggregate number of shares equal to that of the preferred stock represented by the global certificate.

Each global certificate will:

•	be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement;

•	be deposited with such depositary or nominee or a custodian for the depositary; and

•	bear a legend regarding any restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designations.

Rights Agreement

On January 11, 2002, our Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Class A Common Stock and Class B Common Stock (together, the “Common Stock”). The dividend was paid on January 25, 2002 (the “Record Date”) to the shareholders of record on that date. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series E Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a price of $70.00 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of January 11, 2002 (as the same may be amended from time to time, the “Rights Agreement”), between us and Computershare Trust Company, N.A., a federally chartered trust company formerly known as Equiserve Trust Company, N.A., as Rights Agent (the “Rights Agent”).

Until the close of business on the earlier of (i) 10 days following a public announcement that a person (other than an Exempt Person (as defined below)) or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempt Person) or group of 15% or more of the shares of Common Stock then outstanding (including, in the case of both clause (i) and (ii), any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights) (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the shares of Common Stock represented by certificates for Common Stock or shares of Common Stock represented by ownership statements issued with respect to uncertificated shares of Common Stock (“Ownership Statements”) outstanding as of the Record Date, by such Common Stock certificate or Ownership Statement together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

“Exempt Person” shall mean us, any of our subsidiaries (in each case including, without limitation, in its fiduciary capacity), any of our employee benefit plans or our subsidiaries’ employee benefit plans, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for our employees or any of our subsidiaries’ employees.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, or the transfer of any shares of Common Stock represented by an Ownership Statement, outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of the summary of rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Ownership Statement. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 10, 2012 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case as described below.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of our liquidation, dissolution or winding up, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Class A Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Class A Common Stock having a market value of two times the Purchase Price.

In the event that, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, our Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at any exchange ratio of one share of Class A Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of our preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to the time an Acquiring Person becomes such, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects of our Articles of Incorporation and Bylaws

Pursuant to our Articles of Incorporation, our Board of Directors is divided into three classes of directors, denoted as Class I, Class II and Class III. Messrs. Carr, Hawkins and Nielsen are Class I directors, Messrs. Langer and Stoops are Class II directors, and Messrs. Bernstein and Cocroft are Class III directors. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors shall be filled by a majority of the directors then in office. Our classified Board of Directors will have the result, unless directors are removed, that at least two annual meetings of shareholders will be required for a majority of shareholders to make a change in control of the Board of Directors.

Our Articles of Incorporation provide that our Board of Directors may provide further issuance of Preferred Stock, in one or more series, to establish the number of shares to be included in each series, to fix the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of Preferred Stock, all without any further vote or action by our shareholders. The existence of authorized but unissued and unreserved Preferred Stock may enable our Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Indemnification

Both our Articles of Incorporation and Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by the Florida Business Corporation Act. In addition, we maintain and pay premiums on an insurance policy on behalf of our directors and officers covering losses from certain claims.

Transfer Agent

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

Description of Debt Securities

The debt securities will be our unsecured direct obligations. The debt securities may be senior or subordinated indebtedness. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indenture and the debt securities to be issued under any indenture are summaries of certain anticipated provisions of the indentures, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indentures and the debt securities.

General

We have filed with the registration statement relating to the offered securities a form of indenture relating to our senior securities and a form of indenture relating to our senior subordinated securities and subordinated securities. Our senior debt securities will rank equally and ratably in right of payment with other indebtedness of ours that is not subordinated, including but not limited to our 9 3/4% Senior Discount Notes due 2011 and our 8 1/2% Senior Notes due 2012. If we issue subordinated debt securities, they will be subordinated in right of payment to the prior payment in full of senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally and ratably with any other subordinated indebtedness. They may, however, also be subordinated in right of payment to senior subordinated securities. See “—Subordination.” We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of our Board of Directors or as established in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to that series. The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

•	the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

•	the aggregate principal amount of the securities;

•	the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities;

•	the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity of the debt securities, or if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

•	the stated maturity date;

•	any fixed or variable interest rate or rates per annum;

•	the date from which interest may accrue and any interest payment dates;

•	any sinking fund requirements;

•	any provisions for redemption, including the redemption price and any remarketing arrangements;

•	whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies;

•	the events of default and covenants of such securities, to the extent, different from or in addition to those described in this prospectus;

•	whether we will issue the debt securities in certificated and/or book-entry form;

•	whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

•	whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

•	whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment; and

•	the subordination provisions, if any, relating to the debt securities.

We may issue debt securities at less than the principal amount payable upon maturity (we refer to these securities as “original issue discount securities”). If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

Except as described under “—Merger, Consolidation or Sale of Assets” or as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

Unless otherwise specified in the applicable prospectus supplement, we will pay the interest on and principal of and premium, if any, on any debt securities at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

•	to the person in whose name the debt security is registered at the close of business on a special record date to be fixed by the applicable trustee; or

•	in any other lawful manner, all as more completely described in the applicable indenture.

You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”

You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also perform transfers.

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

•	If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law. The other company must agree to be legally responsible for the debt securities.

•	The merger, sale of assets or other transaction must not cause a default on the debt securities. In addition, we must not already be in default, unless the merger or other transaction would cure the default. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

•	Any other condition described in the applicable prospectus supplement.

Events of Default and Related Matters

Events of Default

The term “event of default” means any of the following:

•	We do not pay the principal or any premium on a debt security on its due date.

•	We do not pay interest on a debt security within 30 days of its due date.

•	We remain in breach of any other term of the applicable indenture for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of 25% of the principal amount of debt securities of the affected series may send the notice.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the applicable prospectus supplement occurs.

Remedies If an Event of Default Occurs

If an event of default has occurred and has not been cured, the trustee or the holders of a significant portion in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is known as an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

We will set forth in the applicable prospectus supplement the terms and conditions upon which we can make changes to an indenture or the debt securities. There are three types of changes we can make to the indentures and the debt securities:

Changes Requiring Unanimous Approval

First, there are changes we cannot make to your debt securities without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place or currency of payment on a debt security; and

•	impair your right to sue for payment.

Changes Requiring a Majority Vote

The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described under “—Changes Requiring Unanimous Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval

The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

Discharge, Defeasance and Covenant Defeasance

Discharge

We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

Full Defeasance

We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion confirming the tax law change described above.

If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from any subordination provisions.

Covenant Defeasance

Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

•	any subordination provisions; and

•	certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

•	the indebtedness ranking senior to the debt securities being offered;

•	the restrictions on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

•	the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

•	provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Global Securities

If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

Description of Depositary Shares

General

The description shown below and in any applicable prospectus supplement of certain provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of deposit agreement and depositary receipts relating to each applicable series of preferred stock. The deposit agreement and the depositary receipts contain the full legal text of the matters described in this section. We will file a copy of those documents with the Commission at or before the time of the offering of the applicable series of preferred stock. This summary also is subject to and qualified by reference to the description of the particular terms of your series of depositary shares described in the applicable prospectus supplement.

We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. These receipts are known as depositary shares. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the preferred stock represented by those depositary shares.

Upon surrender of depositary receipts by a holder of depositary shares at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, the holder of depositary shares is entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Dividends and Other Distributions

A depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

No distributions will be made on any depositary shares that represent preferred stock converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares. All distributions are subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Preferred Stock

You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares which you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

If we redeem a series of the preferred stock underlying the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series held by the depositary. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary receipts evidencing the depositary shares we are redeeming at their addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares relating to shares of preferred stock so redeemed. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares we are redeeming by lot or pro rata as the depositary may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the applicable preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder’s depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

Liquidation Preference

Upon our liquidation, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share, as shown in the applicable prospectus supplement.

Conversion or Exchange of Preferred Stock

The depositary shares will not themselves be convertible into or exchangeable for Class A common stock, preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Taxation

As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition:

•	no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement;

•	the tax basis of each share of preferred stock to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred stock; and

•	if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

Amendment and Termination of a Deposit Agreement

We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement as amended.

Any deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the applicable depositary if a majority of each series of preferred stock affected by the termination consents to the termination. When that occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

•	all depositary shares outstanding shall have been redeemed;

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution shall have been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock; or

•	each of the shares of related preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $50 million.

Miscellaneous

A depositary will be required to forward to holders of depositary receipts any reports and communications from us that are received by it with respect to the related preferred stock.

Neither a depositary nor we will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing their duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

Description of Warrants

We have no warrants outstanding. We may issue warrants for the purchase of debt securities, Class A common stock or preferred stock. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as an agent of ours in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement. Copies of the form of warrant agreement and warrant will be filed as exhibits to or incorporated by reference in the registration statement of which this prospectus forms a part, and the following summary is qualified in its entirety by reference to such exhibits.

The applicable prospectus supplement will describe the terms of the warrants, including, where applicable, the following:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which warrants will be issued;

•	the designation, terms and number of securities purchasable upon exercise of warrants;

•	the designation and terms of the securities, if any, with which warrants are issued and the number of warrants issued with each security;

•	the date, if any, on and after which warrants and the related securities will be separately transferable;

•	the price at which each security purchasable upon exercise of warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Plan of Distribution

We may sell the securities covered by this prospectus in any of the following ways (or in any combination):

•	through underwriters or dealers;

•	directly to one or more purchasers, including to a limited number of institutional purchasers; or

•	through agents.

We may offer and sell the securities directly to or through underwriting syndicates represented by managing underwriters, to or through underwriters without a syndicate or through dealers or agents. The prospectus supplement with respect to the offered securities will set forth the terms of the offering, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts, agency fees and other items constituting underwriters’ or agents’ compensation; and

•	the initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

If we are offering shares of our Class A common stock, we may permit those selling shareholders named in any prospectus supplement to participate in the offering. If any selling shareholders are participating in an offering the prospectus supplement will also include the following:

•	the name or names of the selling shareholders;

•	the amount of shares to be sold by each selling shareholder and the proceeds from such sales; and

•	any additional terms, including lock-up provisions, that may be placed on the participating selling shareholders in connection with their sale of securities in the offering.

If any underwriters are involved in the offer and sale, the securities will be acquired by the underwriters and may be resold by them, either at a fixed public offering price established at the time of offering or from time to time in one or more negotiated transactions or otherwise, at prices related to prevailing market prices determined at the time of sale. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities described in the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may offer and sell the securities directly or through an agent or agents designated by us from time to time. An agent may sell securities it has purchased from us as principal to other dealers for resale to investors and other purchasers, and may reallow all or any portion of the discount received in connection with the purchase from us to the dealers. After the initial offering of the securities, the offering price (in the case of securities to be resold at a fixed offering price), the concession and the discount may be changed. Any agent participating in the distribution of the securities may be deemed to be an “underwriter,” as that term is defined in the Securities Act of 1933, of the securities so offered and sold.

If any underwriters are involved in the offer and sale, they will be permitted to engage in transactions that maintain or otherwise affect the price of the securities. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the securities in connection with the offering, i.e., if it sells more securities than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing the securities in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase securities on the open market to reduce their short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such securities as part of the offering.

Neither we nor any underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor any underwriter make any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against some liabilities, including liabilities under the Securities Act of 1933.

The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement if appropriate.

Unless otherwise indicated in the prospectus supplement, each series of offered securities will be a new issue of securities and, other than the Class A common stock, which is listed on the Nasdaq National Market, for which there currently is no market. Any underwriters to whom securities are sold for public offering and sale may make a market in such series of securities as permitted by applicable laws and regulations, but such underwriters will not be obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the securities.

Underwriters, agents and dealers may engage in transactions with or perform services, including various investment banking and other services, for us and/or any of our affiliates in the ordinary course of business.

Legal Matters

Certain legal matters relating to the offering will be passed upon for us by Akerman Senterfitt, Miami, Florida.

Experts

The consolidated financial statements of SBA Communications Corporation and Subsidiaries appearing in SBA Communications Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and SBA Communications Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent certified registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AAT Communications Corp. as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in SBA Communications Corporation’s Form 8-K filed with the Securities and Exchange Commission on April 13, 2006, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information; Incorporation By Reference

We file annual, quarterly and special reports with the Commission. Our Commission filings are available over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges.

We incorporate by reference into this prospectus the following documents filed by us with the Commission, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus supplement:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2005

Current Reports on Form 8-K	February 28, 2006, March 21, 2006, March 23, 2006 and April 13, 2006

Description of our Class A common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	June 9, 1999 and January 14, 2002

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, FL 33487

Phone: (561) 995-7670

Fax: (561) 998-3448

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus and any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference in the prospectus and any prospectus supplement, before making an investment decision.

13,730,435 Shares

SBA Communications Corporation

Class A Common Stock

PROSPECTUS SUPPLEMENT

                 , 2006

Joint Book-Running Managers

LEHMAN BROTHERS

CITIGROUP

CREDIT SUISSE

JPMORGAN

RAYMOND JAMES

JANCO PARTNERS